Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина, 69006, г. Запорожье,
вул. Добролюбова, 20.
тел. (061) 286-73-59
факс 286-71-55, 286-71-12
р/с 26008301155031, МФО 313355
в ЗЦО ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11045719
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО

E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна, 69006, м. Запоріжжя,
вул. Добролюбова, 20.
тел. (061) 286-73-59
факс 286-71-55, 286-71-12
р/р 26008301155031, МФО 313355
в ЗЦВ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11045719
Індивідуальний податковий
номер 001308708243

17.09.07 № 35/9089

На № ________ від «___» ________ 200 р.

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: Open Joint Stock Company "Dniproenergo"
Rule 12g3-2(b) Exemption
File No. 82-4844

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Open Joint Stock Company "Dniproenergo" (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact Lyudmyla Voloshyna, Head of Foreign Relations Department, by the telephone: at (380-61) 286-73-35 in Zaporizhzhia, Ukraine if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Lyudmyla Voloshyna,

Dniproenergo, 20, Dobrolyubova St., Zaporizhzhia, Ukraine, 69006 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,
For and on behalf of

OPEN JOINT STOCK COMPANY
"DNIPROENERGO"

By: Yuriy Bochkarov
Title: General Director

Enclosure

ANNEX A

of documents and information to be given to the USA Commission according to the rule 12g3-2(b)

RECEIVED

1. Changes and additions to the Charter of OJSC «Dniproenergo» in the year 2006 – none.

2. Copies of all the documents that «Dniproenergo» published or had to publish in the year 2006 and that were not given to USA Commission, namely:
   a) information about the last issue of shares that was registerd in the Commission of Ukraine and laid open to public by the means of publishing in the mass media – none;
   b) annual report of 2006 given by OJSC «Dniproenergo» to the Governmental Commission of Securities and Stick market of Ukraine on April 19, 2007. According to the decision of the Governmental Commission of Securities and Stick market of Ukraine No. 72, dated 09.06.1998 «About attesting of the regulations of giving regular information to open joint-stock companies and joint ventures-issuers of bonds», the following documents were given:
      - Report of OJSC «Dniproenergo» of 2006 – attachment 1 – on 60 pages;
      - Audit conclusion carried out by the «Auditing Firm «Aval» Limited Liability Company – attachment 2 – on 24 pages, p.p. 37-60;
   c) Balance sheet and report of financial results of «Dniproenergo» of 2006 - attachment 3 – on 4 pages, p.p. 41-45;
   d) changes and additions to the plan of privatization of OJSC «Dniproenergo», if any were introduced in year 2006 - none;
      - e) special information about OJSC «Dniproenergo» that was laid open to the public in a pan-Ukrainian newspaper «Finansovyi Visnyk» No. 10 d.d. 28.05.2007 –attachment 4 – on 25 pages, p.p. 41-65.

3. According to the Contract No. 11 dated September, 5th, 1998 concluded with the First Stock Trading System «On including the securities of OJSC «Dniproenergo» to the List of PFTS» the following documents were given:
   - Balance Sheet of the company for the 1-st half 2006 - attachment 5 – on 3 pages, p.p. 66-68;
   - Financial Results Report for the 1-st half 2006 – attachment 6 – on 2 pages, p.p. 69-70;
   - Balance Sheet of the company for the 9 months of 2006 – attachment 7 – on 3 pages, p.p. 71-73;
   - Financial Results Report for the 9 months of 2006 – attachment 8 – on 3 pages, p.p. 74-75;
   - Balance Sheet of the company for the 12 months of 2006 – attachment 9 – on 3 pages, p.p. 41-43;
   - Financial Results Report for the 12 months of 2006– attachment 10 – on 2 pages, p.p. 44-45;
   - Balance Sheet of the company for the 1-st quarter of 2007 – attachment 11 – on 3 pages, p.p. 76-78;
   - Financial Results Report for the 1-st quarter of 2007– attachment 12– on 2 pages, p.p. 79-80.

4. According to DKZP and FR's decision of 03.06.2003 No. 221, the annual report was promulgated by placing it in its full volume on the web-site of Information agency PF «Emission» (www.emission.zp.ua) 15.05.2007 – attachment 13 – p. 81.

5. Copies of all documents, that OJSC «Dniproenergo» laid open or had to lay open to the public after March, 25th of the year 2003 among its shareholders (such documents were given toUSA Commission by the state on the March, 25th of the year 2003) – none.

6. Copies of the minutes of general meetings of the shareholders of «Dniproenergo», that were held after March, 25th of the year 2003 – none.

7. Audit conclusion carried out by the «Auditing Firm «Aval» Limited Liability Company – attachment 2 – on 24 pages, p.p. 37-60.

8. Information about OJSC «Dniproenergo»'s shareholders who are the USA residents– attachment 14 – p. 82.

9. Information on the date and circumstances of open stock floatation of securities of «affiliated persons» of OJSC «Dniproenergo» («affiliated person» is any person that controls «Dniproenergo» or is under control of «Dniproenergo») – none.

10. Information on the independent registar of the owners of registered securities of «Dniproenergo» - attachment 15 – on 1 page (see attachment 1, p. 12).

Covering letter of REPORT

Attachment 1

State Commission on Securities and Stock market

OPEN JOINT STOCK COMPANY "DNIPROENERGO"	**00130872**
(name of the issuer,	Code under Common State Register of Enterprises and Organizations of Ukraine)

Herewith we confirm that the report for 2006 year, in electronic and paper forms enclosed, is properly and dully filled in; stipulated piece of information is true and actual.

Date of the report publication 17.04.2007

General Directorr		Bochkaryov Yuriy Heorgiyovych
(position)	(signature)	(surname, name and patronymic name)

Stamp place 17.04.2007

[Seal]: Open Joint-stock company "Dniproenergo"
Ukraine, Zaporizhzhia
Code 00130872

File No. 82-4844

Title-page of the report

Information is hereby approved,
data, mentioned in electronic form of report
coincides with data, put in paper form of report:

General Director		Bochkaryov Yuriy Heorgiyovych
(title)	(Signature)	(surname, name and patronymic name)

[seal]

Date	19.04.2007

Contact person regarding issues related to the report:

Position, department	Head of corporate management department
Surname, name and patronymic name	Voloshyna Ludmyla Mykolayivna
Long-distance code, telephone, fax	061 2867335 2867134
E-mail	vol@gc.dnepr.energy.gov.ua

Report of the Open Joint-stock Company (OJSC)

Reporting period	**year 2006**

Full name of OJSC	**OPEN JOINT STOCK COMPANY “DNIPROENERGO”**

The report is accepted by	(signature) (Surname, name and patronymic name of the Commission's executive)		
The report is registered under ________number		Date of report registration	
Notes			

File No. 82-4844

RECEIVED

Basic data about the issuer

Issuer's identification data, location and means of communication of the issuer

Full name	Open Joint-stock Company "Dniproenergo"
Abbreviated name	OJSC "Dniproenergo"
Organizational-legal status	Open Joint-Stock Company
Code under Common State Register of Enterprises and Organizations of Ukraine	00130872
Territory code under (Classificatory of administrative-territorial objects of Ukrainian structure)	2310136900
Territory (region)	Zaporizhzhia region
District	Leninskiy district of Zaporizhzhia city
Postal code	69096
Locality	ZAPORIZHZHIA
Street, building	20 Dobrolubova Street
Long-distance code and telephone	061 2867359
Fax	061 2867155, 2867112
E-mail	kanc@gc.dnepr.energy.gov.ua
WWW-address	www.dniproenergo.ua

Information on state registration of the issuer

Certificate number	A00 number 196203
Date of issue	08.04.98
Authority which issued the certificate	Executive committee of Zaporizhia municipal council
Registered authorized capital (UAH)	98099950,00

Banking institutions rendering services to the issuer

Name of the bank (its branch) which renders services to the issuer under principal current account	BRANCH "ZAPORIZHZHIA BRANCH OF PROMINVESTBANK"
Inter-branches circulation of the bank	313355
Name of the bank (its branch) which renders services to the issuer under currency account	BRANCH "ZAPORIZHZHIA BRANCH OF PROMINVESTBANK"
Inter-branches circulation of the bank	313355

Main kinds of activity

Common classificatory of national economy branches code	Kind of activity
40.10.1	Electric power production by thermal electric power stations
40.30.0	Electric power production and distribution
40.10.5	Electric power distribution

Information on the licenses (permits) obtained for separate kinds of activity

Kind of activity	License (permit) number	Date of issue	State institution which issued the permit (license)	Expiration date of the license (permit)
Electric power production	BP No.0116	24.06.1998	National Commission of Power Engineering of Ukrainian Regulation	n/a
Activities carrying out in the sphere of communications	AA No.223147	18.01.1999	State Communications Committee of Ukraine	18.01.2009
International carriage of cargos and passengers by motor transport	АБ No. 226611	04.10.2005	Ministry of Transport of Ukraine	04.10.2010
Activities carrying out with sources of ionizing radiation	OB-01 No.000053	06.09.2004	State Administration of Ecology and Natural Resources of Ukraine in Zaporizhia region	06.09.2009
Purchase, storage and distribution of pre-recourses	AA No.771036	11.02.2004	Civil service of medicaments Ministry of Health of Ukraine	11.02.2007

Medical practice	AB No.116825	05.05.2006	Ministry of Public Health of Ukraine	05.05.2011
Centralized water supply and water drain	AA No.116018	21.06.2004	State Committee of Ukraine on building municipal economies	21.06.2007
Carrying out of educational activities (professional education)	АБ No. 175814	22.02.2005	Ministry of Education of Ukraine	22.02.2010
Retailing of alcoholic beverages	AB No.128099	13.07.2006	State Inland Revenue Administration of Ukraine	13.07.2007
Retailing of tobacco products	AB No.128635	13.07.2006	State Inland Revenue Administration of Ukraine	13.07.2007
Electric power supply by free tariff	ПС No.0507	24.06.1998	National Commission of Power Engineering of Ukrainian Regulation	n/a

Information on the issuer's participation in any associations of enterprises

Type of incorporation to which the issuer belongs	Name	Location (mail address)
Association	No	OJSC "Dniproenergo" doesn't join any association.
Corporation	No	OJSC "Dniproenergo" doesn't join any corporation.
Consortium	No	OJSC "Dniproenergo" doesn't

		join any consortium.
Business concern	No	OJSC "Dniproenergo" doesn't join any business concern
Other association under branch, territorial or other principles	National Joint-stock company "Energy company of Ukraine" (Energetychna companiya Ukrainy)	34 Khreschatyk Street, Kyiv,

Information on owners of the issuer's registered securities (certificates)

Number of shareholders (promoters) - legal entities	146
Part of the shares, which belong to the legal entities from their total number (percentages %)	97.657
Number of shareholders (founders) – natural persons	3971
Part of the shares, which belong to the natural persons from their total number (percentages %)	2.043
Number of ordered forms of the securities certificates (pieces)	15 000
Including: - share certificates	15 000
- bond certificates	0
Number of the issued securities certificates to the holders (pieces)	8480
Including: - share certificates	8480
- bond certificates	0

Information on the employees number and their remuneration (salary)

Indicators	Actually for the period
Average accounting number of permanent employees of accounting staff (persons)	9825
Average number of freelancers (temporary employees) and employees who combine jobs (persons)	48
Number of the employees who work under terms of half-time working hours (days, weeks) (persons)	7
Labor remuneration fund (wage bill) - total (thousand UAH)	193471.800

Information on the last issuer's report publication

Name of printed media	Web-page of Informational Agency "Emissiya", www.emission.zp.ua
Subscription index	n/a
Circulation	0
Date of report publication	28.04.2006

Information of the last general shareholders' meeting (for Open Joint-stock Company)

Type of general meeting	Extraordinary
Place of meeting	Zaporizhia, Vinter str., 16
Date of meeting	n/a
Quorum at the meeting (%)	85,935

Agenda:	1. Bodies of general shareholder' meeting elections. 2. Report of the Board on the fulfillment of plans and principal directions of Company's development in 2002. 3. Report and conclusions approval of the Revision Committee for 2002. 4. Report of the Supervisory Council for 2002. 5. Approval of annual results of the Company's activity and balance sheet of the Open Joint-stock company for 2002. 6. Approval of financial-economic plans for 2003. 7. On Company's structure change 8. On introduction of amendments and additions to the Company's Charter. 9. On introduction of amendments and additions to the main conditions regulating the Company's activity. 10. Supervisory Council elections. 11. Revision Committee elections. 12. Approval of the signed contracts regarding pledge. 13. On participation in Closed Join-stock Company "Dniprovets" capital. 14. On creation of Fund of Open Joint-stock Company "Dniproenergo" veterans Social Support. 15. On work of economic companies created with Open Joint-stock Company "Dniproenergo" participation. 16. Approval of profit distribution rates for 2003. 17. On remuneration of Supervisory Council members and Head of Revision Committee. According to 2003 and 2004 results General meetings were not held, because of the enterprise being in the procedure of readjustment since 28.11.2003.

Information on dividends

Date of closing register for dividend payments (if any)	n/a
Commencement date of dividend payments	n/a
Termination date of dividend payments	n/a

	For reporting period	For previous reporting period
Sum of dividends accrued	0.000	0.000
Dividends accrued for one share, UAH	0.00000	0.00000
Sum of dividends actually paid, UAH	0.000	0.000
Dividends paid for one share, UAH	0.00000	0.00000
Notes	Dividends were not accrued because there was initiated a reorganization in OJSC "Dniproenergo" by order dd. 28.11.2003 of Arbitration court in Zaporizhia region. Reorganization plan was coordinated by creditor committee, National Joint-Stock	

	company "Energy Company of Ukraine" (Energetychna companiya Ukrainy), Ministry of Fuel and Energy and approved by Arbitration court in Zaporizhia region 20.05.2005. Reorganization plan stipulates primary satisfaction of OJC "Dniproenergo"creditors' requirements

Information on the issuer's executives

No.	Position	Surname, name and patronymic name	Year of birth	Education	Standing of managerial work	Name of the enterprise and previous position which he/she held
1	Manager of Reorganization	Tevelyev Dmytro Mykhailovych	1959	Higher	15	OJSC "Pavlogradvuhillya", court-appointed manager
	Notes	Executives have no unsettled previous convictions for mercenary crime or official malfeasance. Approval of Court in Zaporizhzhia region, 20.10.2006, case No.5/5/466(01): Popov S.A. is dismissed from position of manager of reorganization; Tevelyev D.M. is assigned.				
2	Chief Accountant	Huschyn Anatoliy Mykhaylovych	1948	Higher	20	Kriviy Rih Thermal electric power station, Chief Accountant
	Notes	Acts executive direction: General Director- Bochkaryov Yu.H. (order No.128 dd. 10.02.05), Technical Director – Zuev L.A (order No.86-f dd.26.04.05) Commercial Director – Tantsura B.Y.(order No.166-k dd. 01.03.05) Finance Director – Drozdovych M.L. (order No.166-k dd. 01.03.05)				

Information on persons who hold 5% and more of the issuer's shares

Name of a legal entity	Code under Common State Register of Enterprises and Organizations of Ukraine	Location	Date of being entered into the register	Number of shares (pieces)	Percentage of the total number of shares (%)	Number of shares in accordance with their class			
						Ordinary registered	Ordinary payable to bearer	Preferred registered	Preferred payable to bearer
DTEK Holdings Limited	174860	3 Thermistokli Dervi Street, Julia House P.C. 1066 Nicosia Cyprus,	n/a	325000	8.282	325000	0	0	0
National Joint-stock company "Energy company of Ukraine (Energetychna companiya Ukrainy)"	32984271	34 Khreschatyk Street Kyiv 01601 Ukraine	n/a	2983717	76.000	2983717	0	0	0

Surname, name and patronymic name of a natural person	Date of being entered to the register	Number of shares (pieces)	Percentage of the total number of shares (%)	Number of shares according to their class			
				Ordinary registered	Ordinary payable to bearer	Preferred registered	Preferred payable to bearer
No data	n/a	0	0,000	0	0	0	0
Total:		3308717	84.282	3326142	0	0	0

Information on shareholding by the executives of the issuer's

Position	Surname, name and patronymic name of a natural person	Date of being entered into the register	Number of shares (pieces)	Percentage of the total number of shares (%)	Number of shares in accordance with their class			
					Ordinary registered	Ordinary payable to bearer	preferred registered	preferred payable to bearer
Manager of Reorganization	Tevelyev Dmytro Mykhaylovych	n/a	0	0.000	000	0	0	0
Chief Accountant	Huschyn Anatoliy Mykhaylovych	n/a	0	0.000	0	0	0	0
Total:				0.000	0	0	0	0

Attachment 15

Information on the legal entities, whose services are used by the issuer

Type of legal entity, whose services are used by the issuer	**Legal entity who carries out a professional depositary activity in keeping of non-negotiable securities owners register**
Name	"Financial company "Ukrnaftogaz" open joint-stock company
Organizational-legal status	PUBLIC CORPORATION
Code under Common State Register of Enterprises and Organizations of Ukraine	24101605
Territory code in accordance with Classificatory of administrative-territorial objects of Ukrainian structure	110136600
Territory (region)	Kyiv
District	Dniprovskiy
Post code	02 090
Locality	Kyiv
Street, building	5 Praz'ka Street
Long-distance code and telephone	044 2960540
Fax	2960514
E-mail	reestr@naftogaz.com.ua
WWW-address	WWW.naftogaz.com.ua
License (permit) number for this kind of activity	АБ No.293345
Date of the license (permit) issue	31.10.02
State authority which issued the license	State Commission on Securities and Stock Market

Type of legal entity, whose services are used by the issuer	Auditor (auditing firm) that renders auditing services to the issuer
Name	Limited liability company "Auditing firm "Aval"
Organizational and legal form	PUBLIC CORPORATION
Code under Common State Register of Enterprises and Organizations of Ukraine	32440628
Territory code in accordance with Classificatory of administrative-territorial objects of Ukrainian structure	2310136900
Territory (region)	Zaporizhzhia
District	Leninskiy
Post code	69032
Locality	Zaporizhia
Street, building	11-9 Rekordna Street
Long-distance code and telephone	061 2369631
Fax	061 2123060
E-mail	audit@reis.zp.ua
WWW-address	No data
License (permit) number for this kind of activity	A No.005557
Date of the license (permit) issue	30.10.2003
State authority which issued the license	The Auditor` s Chamber of Ukraine

Information on substantial facts occurred during a year

Notice registration date	Summary
No data	No data

INFORMATION ON THE ISSUER'S SECURITIES

Information on shares issues

Date of issue registration	Certificate number on issue registration	Name of the establishment which registered the issue	Class of the shares	Form of issue	Par value (UAH)	Number of shares (pieces)	Sum under par value (UAH)	Share in the authorized capital (%)
02.12.1998	564/08/1/98	Zaporizhzhia territorial department of SCSSMU	Registered ordinary	Documentary	25.00	3923998	98099950.00	100.000
Notes		No data	Registered ordinary	Documentary	0.00	0.00	0.00	0.000
Notes								

Information on the issuer's bonds

I. Interest-bearing bonds

Date of issue registration	Certificate number on issue registration	Name of the establishment which registered the issue	Par value (UAH)	Number in issue (pieces)	Form of issue	Issue sum under par value (UAH)	Interest rate (%)	Term of interests payment	Date of bond redemptio n
n/a	n/a	no data	0.00	0	Documentary	0.00	0.000	n/a	n/a
Notes:	Interest-bearing bonds were not issued								

II. Discount bonds

Date of issue registration	Certificate number on issue registration	Name of the establishment which registered the issue	Par value (UAH)	Number in issue (pieces)	Form of issue	Issue sum under par value (UAH)	Date of bond redemption
n/a	n/a	n/a	0.00	0	Documentary	0.00	n/a
Notes:	Discount bonds were not issued						

III. Purpose (passive) bonds

Date of issue registration	Certificate number on issue registration	Name of the establishment which registered the issue	Par value (UAH)	Number in issue (pieces)	Form of issue	Issue sum under par value (UAH)	Name of the goods (services) on the ground of which the issue was carried out	Date of bond redemption
n/a	n/a	n/a	0.00	0	Documentary	0.00	n/a	n/a
Notes:	Purpose (passive) bonds were not issued							

Information on other securities issued by the issuer

Date of the issue	Type of securities	Issue volume (UAH)	Amount (volume) of allocated securities on the reporting date (UAH)	Circulation and redemption conditions	Notes
	n/a	0	0,00	n/a	Issue of other securities was not carried out in the reporting period. Trade of Open Joint-stock Company's shares has been carried out at the First Stock Trading System of Ukraine since 1997. On 21.02.2006 depositary receipts of OJCS were entered into lilsting of Frankfurt Stock Exchange.

Business description

Main factors affecting business activities of the issuer

Group of Factors	Problem Description	Level of effect on the issuer's activities*			What projected changes may affect the Company
		Little effect	Average effect	Considerable effect	
Political	Political approach to the formation of tariffs results in the approval of tariffs without taking into account the increased value of fuel, inflation, provision of benefits with respect to the payment for power without any compensation.			X	n/a

Financial and economic	Imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in the budget of all companies. permanent shortage of working capital, increase of receivables and payables before			X	Changes introduced into the power legislation as for non-payers and restructuring of debts of power generating companies.
Production and technological	Insufficient technical conditions of electric power plants, electric and thermal network. 95% of power units of Thermal Power Stations worked out their rated life, and 72% - their critical life. There is no effective fuel market.			X	n/a
Social	n/a	X			n/a
Environmental	Pollution emissions to the air, wastes into surface waters. Placement of wastes.	X			Reconstruction of electrical filters of Thermal Power Station units will cause the reduction of ash emissions into environment.

Information on the most affective competitors – manufacturers of the main products.

Product	Competitor	Competi tor`s country of origin	Level of competition*		
			Insufficient effect	Average effect	Considerable effect
Electric power	Donbasenrgo	Ukraine	X		
Electric power	Zahidenergo	Ukraine		X	
Electric power	Skhidenergo	Ukraine		X	
Electric power	Centreenergo	Ukraine		X	

Information on raw materials base and main consumers' characteristics of the issuer's products (services) and regional assignment of consumers of Ukraine and external markets

Name of product (type of product)	Production raw materials base (Ukraine, CIS countries, foreign countries)	Share in total amount of sales (region of sales) (%)		
		Ukraine	CIS countries and Baltic states	Foreign countries
Electricity	Coal	100.0	0.0	0.0
Electricity	Gas	100.0	0.0	0.0
Electricity	Oil residue	100.0	0.0	0.0
	Total:	**100,0**	**0.0**	**0.0**

Information on main products (services) produced by the issuer

Name of product (type of product)	Trademark, under which product is sold	Patent and other legal protection of products (invention and licenses used in the production)	Code in Commodity Nomenclature of Foreign Economic Activity (goods group)	Unit of measurement	Volume of output in natural units	Volume of output in monetary form (at current prices) (thousand, UAH)	Net income (proceeds) from the sale for the reported period (thousand, UAH)
Electricity	n/a	40.1	2716 00 00	million kWt	14894.829	2727309.000	2727309.000
Heat	n/a	40.3	2716 00 00	thousand gCal	909.525	55856.000	54056.000
Other goods (services):	n/a	n/a	n/a	n/a	0.000	2379.000	2379.000
Total:						**2785544.000**	**2783744.000**

BUSINESS DESCRIPTION
(Text part)

Company's short history, important events of its development

"Dniproenergo" open joint-stock company (OJSC "Dniproenergo") is a leading power generating company in Ukraine. The main kind of the company's activity is production of electric and thermal power energy.

OJSC "Dniproenergo" was established in the result of Ukrainian energy (power engineering) restructuring. "Dniproenergo" was registered on the 14th of July1995.

The founder of "Dniproenergo" company was the State, represented by Ministry of Power Engineering and Electrification of Ukraine. Its assignee is Ministry of Fuel and Energy of Ukraine.

The Company includes three thermal electric power stations, namely: Kryviy Rih, Prydniprovsk and Zaporizhzhia having together 25 generating units with an aggregate rated generating capacity of 8160 MWt or 29, 2% of the total rated capacity of the thermal power generating station in the state.

The electric power stations are located in two industrial regions of Ukraine: Zaporizhzhia and Dnipropetrovsk regions, where such energy-intensive industries as mechanical engineering, metallurgy, and mining industry are developed, that ensures sales of the generated electric energy.

The authorized capital of the Company equals 98099950 UAH. It is divided into 3923998 ordinary registered shares with par value of 25 UAH each.

The shares of "Dniproenergo" open joint-stock company have been entered into the listing of the First Stock Trading System of Ukraine (FSTSU) since 1997.

The Company accomplished the program of issuance of American depository receipts (ADR) of the 1st level.

On 21.02.2006 depositary receipts of OJSC "Dniproenergo" were entered into listing of Frankfurt Stock Exchange

Information on organizational structure of the issuer

"Dniproenergo" open joint-stock company includes:

- Kryviy Rih thermal power station (rated capacity - 2820 MWt), located on the territory of Dnipropetrovsk region in 20 kilometers to the West from the regional center, Apostolovo town, and in 2 kilometers from the town of Zelenodol's'k.

- Zaporizhzhia thermal power station (rated capacity - 3600 MWt), located on the territory of Zaporizhzhia region in 140 kilometers to the South from the regional centre of Zaporizhzhia, and 3 kilometers from the town of Energodar.

- Prydniprovs'k thermal power station (rated capacity - 1765 MWt), located on the territory of Dnipropetrovsk region in the city of Dnipropetrovsk.

For maintenance of OJSC "Dniproenergo includes the following subdivisions (organization departments) for providing technical maintenance:

"Dniproenergoremont" (repair of technical equipment),
"Dniproenergospetsremont" (reconstruction of buildings and structures),
"Dniproenergoautotrans" (transportation (conveyance) services),
"Dniproenergonaladka" (measuring device and communication lines maintenance),
"Zagin Ohorony" (security).
Execution of administrative and managerial functions and material support is carried out by board of directors of the company.
Under the order of OJSC "Dniproenergo" dated to 30.06.06 No.144/a "About foundation of the integral organization department "Canteen" there was found an organization department "Canteen" as part of OJSC "Dniproenergo".
Decision of Arbitration Court in Zaporizhzhia region, 20.10.2006, case No.5/5/466(01): Popov S.A. is dismissed from position of manager of reorganization and simultaneously Tevelyev D.M. is assigned with delegation of management powers to him (license AA No.783141 dd. 08.06.04) since October, 20 2006.
Under the orders of Reorganization ManagerNo.97 dd. 27.04.2006, No.279 dd.21.11.2006 and No.294 dd.21.11.2006 "About changes in management organizational structure of OJSC Dniproenergo" there were implemented the following measures for the purpose of further improvement of management organizational structure, optimization of production and management processes, economic security service:
1) The following organization departments are dissolved:
- Engineering and technical department;
- Technical inspection, labor safety and technical training department;
- Fuel and material supply department;
- Electric engineering, communication and thermal automatics department.
2) In view of function change the following departments were reorganized:
- Labor safety department was reorganized into labor safety, technical inspection and fire safety department;
- Department of foreign economic relations was reorganized into department of arrangement and execution of bidding;
- Department of corporate management was reorganized into department of corporate management and foreign relations;
3) New positions are created:
- Director on Fuel Supply;
- Human Resources Director;
- Director on Capital Construction;
- Director on Economic Safety and Site Protection;
- Vice Director on Economic Issues;
- Vice Director on Fuel Supply;
- Vice Technical Director on Overhaul Maintenance and Re-equipping ;
- Vice Technical Director on Equipment Operation and Ecology Issues.
4) Following organization department are created:
- Department of Economic Safety;
- Department of Property Relations and property Reorganization;
- Press Service.

Description of accounting policy

Store accounting and its disclosure in financial statements are defined according to Regulations (Standards) of Accounting 9 and are carried out in view of accounting policy of the enterprise by purchase price.

Unit of store accounting in the enterprise is its name.
For the purposes of accounting, the stores are classified by store elements as objects of accounting in the set of accounts.
There is no keeping of separate subsidiary account on ordering costs. Ordering costs of the external organizations are included into cost price of the purchased stores.
Fair value of stores is specified according to Regulations (Standards) of Accounting – 19.
For accounting purposes stores comprise assets of low value, used for up to one year and entered into account 22 "ALV". They are written off immediately after putting into operation, excluded from the assets of the enterprise. Decision-makers carry out further arrangement of administrative quantitative accounting of such items by operation places during period of their actual operation.
Account 203 "Fuel" records the availability and flow of fuel (solid fuel, gas, oil residue, petroleum products, etc.), purchased or produced by the enterprise for technological needs of production, generation of thermal and electrical power, central heating of buildings, transport facilities operation.
For fuel evaluation at its input or other outflow in the enterprise it is used a FIFO method, which is based on definition that fuel is used in the sequence, in which it was supplied to the enterprise (indicated in the accounting), that is the fuel, put first into production (sale and other outflow) is assessed by the cost price of the fuel, supplied first by time. At that cost price of residue stock for the end of reporting period is defined by the cost price of stores last by time of incoming.
There was no fuel unpaid, received in 2006.
Inventory valuation for balance sheet date in OJSC "Dniproenergo" is carried out by primary cost, composed of actual sums for payment to supplier (seller) according to contract inclusive of discounts/allowance on quality, excluding indirect taxes, import duties, sums of indirect taxes in relation to purchase of stores, which are not indemnified to the enterprise, sums of ordering costs, sums of other costs directly connected with store purchase and bringing them to ready-to-use condition as per planned purposes.
Inventory evaluation at its input or other outflow is carried out by method of weighted average cost.
Purchased (created) fixed assets are entered into balance of the enterprise by primary cost. Unit of fixed asset accounting is the object of the fixed assets.
Amortization on fixed assets in OJSC "Dniproenergo" is carried out by straight-line method according to "Regulation on Accounting Policy in OJSC "Dniproenergo"". For 2006 it was accumulated amortization in the amount of 191 461 thousand UAH. In the statement "Cash Flow" (form No.3) it is shown an amortization in the amount of 191 224 thousand UAH, which is accredited to operating costs. 237 thousand UAH difference is accredited to capital expenses by allocation of general production costs.
Reappraisal of the fixed assets is shown in the accounting according to "Regulation on Accounting Policy in OJSC "Dniproenergo" on the basis of expert's review of independent experts, appraisers or appraising firms, which have necessary documents for carrying out of valuation activities.
Range of the fixed asset useful life is the following:
-buildings and structures 10 to 50 years;
-communications network 10 to 20 years;
-capital equipment (boilers, turbine installations, generators) 30 to 40 years;
-auxiliary equipment 10 to 30 years;
-electrical facilities 1 to 25 years;
-transport and transport facilities 12 to 18 years;
-general facilities 5 to 7 years;
-dispatch and process control systems 1 to 15 years;
-office appliances up to 5 years;
-office furnitures 1 to 10 years.

Implementing reorganization plan 9 tenders (auctions) on fixed asset sale were held in 2006. There were encashed 8 immovable property units, 5 units of equipment and stockholding of agricultural fishery company CJSC "Dniprovets'" which belongs to OJSC "Dniproenergo".
13 sales contract are concluded for the amount of 10 821 933,00 UAH.
Sales contract on stockholding of agricultural fishery company CJSC "Dniprovets'" is not yet concluded.
Accounting and evaluation of financial investments according to accounting policy of OJSC "Dniproenergo" were carried out by equity method.
OJSC "Dniproenergo" has:
-share (41%) in equity capital of CJSC "Dniproline" for the amount of 932,0 thousand UAH (primary cost).
For determination of profit and expenses in view of financial investment fair value change for year 2005 it was used P&L statement of CJSC "Dniproline" for year 2005.
Sum of profits of CJSC "Dniproline" for year 2005 makes 329,7 thousand UAH.
Income of OJSC "Dniproenergo" from interest in CJSC "Dniproline" makes 1358,18 thousand UAH.
-share (70,6%) in equity capital of agricultural fishery company CJSC "Dniprovets'" (AF CJSC "Dniprovets") for the amount of 6 951,52 thousand UAH (primary cost).
On May, 10 2005 Arbitration Court in Dniepropetrovs'k region initiated case No.Б40/77/05 on bankruptcy of AF CJSC "Dniprovets".
By decision of Arbitration Court in Dniepropetrovs'k region dated to 29.07.2005 on case No.Б40/77/05 there was implemented a process of disposition of AF CJSC "Dniprovets" property.
Governed by article 14 of law of Ukraine "On reestablishing debtor solvency or debtor's bankruptcy adjudication", OJSC "Dniproenergo" declared pecuniary
Claims to AF CJSC "Dniprovets" for the amount of 7 546 715,77 UAH.
Under decision of Arbitration Court in Dniepropetrovs'k region dated to 15.06.2006 and decision of Arbitration Court of Appeal dated to 28.09.2006 on case No.Б40/77/05 pecuniary claims of OJSC "Dniproenergo" towards AF CJSC "Dniprovets" were satisfied in the amount of 595 195,77 UAH and ordered to IV queue of creditor's list; pecuniary claims in the amount of 6 951 520,00 UAH are disallowed.
Financial investments of OJSC "Dniproenergo" into securities of OJSC "Raiffeisen Bank Aval" (shares of JSCB "Aval") as of 31.12.2006 make 114 thousand UAH.
Since 2000 dividends are not accrued, profit, received by bank, is appropriated in full to reserve fund, that is these investments are unprofitable for the OJSC "Dniproenergo".
On 13.12.2005 Creditor committee of OJSC "Dniproenergo" took a decision on JSCB "Aval" share (OJSC "Raiffeisen Bank Aval" securities) sale with further credit of funds received into reorganization account of OJSC "Dniproenergo" for satisfaction of creditors' claims in observance of existing law requirements for securities trading.

Extract from the audit report

In our opinion financial statements truly and fairly reflect financial standing of the Company as of December,31 2006, *its financial results for the preceding year according to National standards of* accounting and existing legislation requirements, except influence of updating measures, which could be necessary if we were able to confirm information on asset revaluation. Accounting of receipt, realization, liquidation, updating and revaluation of the fixed assets is carried out according to Regulations (Standards) of Accounting No.7 "Fixed Assets".
Fixed asset amortization method conforms to Regulations (Standards) of Accounting No.7 "Fixed Assets" and accounting policy.
Writing-off of the fixed assets was carried out in conformity with Regulations (Standards) of Accounting No.7 "Fixed Assets".

Intangible assets comprise software and rights to trademarks; their estimation is true and meets recognition criteria according to Regulations (Standards) of Accounting No.8 "Intangible Assets".
Accounting of receipt, realization and other writing-off of the intangible assets were carried out according to Regulations (Standards) of Accounting No.8 "Intangible Assets".
Depreciation of the intangible assets according to order "On Accounting Policy" is carried out during their useful life period by straight-line method.
No discrepancies between analytical and synthetic accounting of the fixed assets and intangible assets found.
Investments into associated companies and subsidiaries are accounted as part of long-term financial investments, accounted by method of permanent holdings.
Among leading associated companies there is CJSC "Dniproline" with 41% equity share, among leading subsidiaries there is CJSC "Dniprovets" with 70,6% equity share.
Securities of OJSC "Raiffeisen Bank Aval" (JSCB "Aval" shares) are accounted as part of other long-term financial investments for the end of reporting period.
The Company does not have current financial investments.
Composition, structuring, accounting and estimation of the financial investments are carried out according to Regulations (Standards) of Accounting No.12 "Financial investments". Primary cost of the financial investments and their further estimation conform to Regulations (Standards) of Accounting No.12.
Accounting and estimation of reserves is carried out according to Regulations (Standards) of Accounting 9 "Reserves".
Recognition procedures, actuality estimation, receivable classification and disclosure of receivable were carried out according to Regulations (Standards) of Accounting No.10 "Receivables".
Recognition, accounting and estimation of liabilities are carried out according to Regulations (Standards) of Accounting No.11 "Liabilities".
Fixed liabilities as of 31.12.2006 comprise long-term bank credits and other fixed liabilities such as payments to budget and indebtedness for fuel before government reserve.
There is no outstanding indebtedness by current loans of banks and accrued interest for the date of balance sheet.
Authorized capital as of 31.12.2006, indicated in the balance sheet in the amount of 98100,0 thousand UAH, which conforms to the dimension, set by Charter. Authorized fund of the Company is divided into 3923998 ordinary registered shares with 25,00 UAH par value each. Authorized capital is paid in full in due time under legislation and the Charter.
Criteria of the financial statements on dimension and structure of the equity capital conform to actual financial standing of the Company and indicated in the financial statements according to the requirements of the Regulations (Standards) of Accounting No.5 "Statement on equity capital".
Net asset value of the Company for the end of 2006 makes 421667,0 thousand UAH, which exceeds the size of the authorized capital and exceeds minimum size of the authorized capital, set by the legislation as of the date of the company foundation.
Gross profit is shown in the accounting in the amount of the asset fair value, received or to be received according to requirements of the Regulations (Standards) of Accounting No.15 "Profits".
Expenses are shown in the accounting simultaneously with the asset decrease or increase of the liabilities, which conforms to the Regulations (Standards) of Accounting No.16 "Expenses".
Net profit is shown in the P&L statement according to the Regulations (Standards) of Accounting No.3 "P&L Statement".
There are no liabilities by the debt and mortgage securities as of the 31.12.2006.
Audit report was executed by "Auditing firm "Aval" LLC on April, 02 2007.

Information on main types of the products or services produced or rendered by the issuer, prospect of certain goods production, services rendering

OJSC "Dniproenergo" is one of the biggest generating companies of Ukraine. The company's main activity type is electric and thermal power production. Tariff design is carried out according to the Rules of the Electric Energy Wholesale market on the basis of the price proposals of the producers. Every month OJSC "Dniproenergo" receives from the National Commission of Power Engineering Regulation approved tariffs for the generating companies on released into Wholesale market electric energy on the basis of payments accrued and production of the electric energy by generating units of thermal power stations.
Actual tariff on the electric energy for 2006 made 20,019 cop./kWthr, which 4,04 cop./kWthr higher, than for 2005 (tariff for 2005 (without additional payment) made 15,984 cop./kWth).
Actual average selling tariff on thermal energy made: for 2006 – 79,81 UAH/Gcal, for 2005 – 52,49 UAH/Gcal, specifically concerning thermal power stations:
Tariff design on production of thermal energy is carried out according to Laws of Ukraine "On electric energy", "On heat supply" and according to the procedures of tariff revisal and approval for electric and thermal energy (Resolution of National Commission of Power Engineering Regulation No.896 dd. 12.10.2005).
Electric power production in 2006 made 14 billion 895 million kWt h, heat production – 909,525 thousand Gcal.
Efficiency of main activity output makes 3,41%, specifically, efficiency of the electric energy output makes 4,72% and thermal energy – minus 35,63%.
Profitability of sales (net profit margin) for 2006 made 0,45%.
Total cost of the electric energy (23-energy) at planned 20,06 cop./kWthr made 19,12 cop./kWthr, specifically fuel share made 14,43 cop./kWthr (planned 14,88 cop./kWthr). Total cost of thermal energy made 125,02 UAH/Gcal (planned – 126,18 UAH/Gcal), specifically fuel share made 87,55 UAH/Gcal (planned 86,33 UAH/Gcal).
In comparison with the statement 2005 total cost of the product unit increased:
- in electric energy on 3,34 cop./kWth
- in thermal energy on 30,7 UAH/Gcal.

Information on important issues (problems), which influence the issuer's activity

OJSC "Dniproenergo"' s activity is considerably influenced by the following unsolved issues (problems):
- lack of effective legislative – legal basis for the operation of Wholesale Electric Energy Market,
- lack of influence upon non-payers and legal responsibility before generating companies;
- huge sum of receivables and payables ;
- deficit of monetary assets due to incomplete payments for the sold electric energy;
- absence of the efficient fuel market;
- regulation of tariffs for electric energy without taking into account the company's needs;
- initiation of reorganization process.

In correspondence with the approval of Arbitration Court of Zaporizhzhia region dated 28.11.2003 the procedure of OJSC "Dniproenergo" reorganization was initiated. All authorities of the company's management bodies were transferred to the Manager of Reorganization.

Information on facts of penalties payment and compensations for violation (breach) of the current legislation

In 2006 according to the Law of Ukraine No.2711 "On measures taken for stable working of companies in the fuel and energy sector" dated to 23.06.2005 penalty interest in the amount of 12391 thousand UAH for undue tax payment was written off.

Description of the chosen policy regarding the issuer's activity financing

OJSC "Dniproenergo" activity financing is carried out in correspondence with the bank funds budget, approved by the management. Expenses for labor remuneration are fully financed in the amount of these expenses. All other items of expenses are financed within the limits of planned expenses under this title. Improvement of the company's liquidity is possible under condition of timely and full payments for electric energy, produced (generated) and sold by the company.

Information on value of concluded, but not executed Contracts

JSC "Dniproenergo" sells electricity, produced by the company's electric power stations to the Electric Energy Wholesale market of Ukraine in correspondence with the Contract between the members of the Electric Energy Wholesale market.

It was actually produced 14 894,829 million kWth.

Forecasts and plans about the issuer' s activity for at least a year

For the period up to 2010 it is planned to execute the following works on the thermal power station equipment of the OJSC "Dniproenergo":

1. At Prydniprovs'ka thermal power station:
1.1. Updating of the unit 150 MWt art. No.9 (2007,2008)
1.2. Reconstruction of the unit 310 MWt art. No.11 (209, 2011) and reconstruction of the electric filters (2007, 2008).
1.3. Reconstruction of the unit 285 MWt art. No.14 (2008, 2010).
2. At Kryviy Rih thermal power station:
2.1. Reconstruction of the unit 282 MWt ar. No.3 (2007, 2008).
2.2. Reconstruction of the unit 282 MWt art. No.8 (2011).
3. At Zaporizhia thermal power station:
3.1. Reconstruction of the unit 300 MWt art. No.1 (2008).
3.2. Reconstruction of the unit 300 MWt art. No.3 (2009).

Other piece of information that may be essential for the investor's estimation of the issuer's financial standing and activity results

Characteristic of the credit rating agency	0
Name of the credit rating agency, which defined rate of the issuer within calendar year, preceding to the statement presentation	n/a
Date of the issuer's rate definition	n/a
Information on issuer's rate, defined during the year, preceding to the statement presentation	
n/a	
Characteristic of the credit rating agency, which renewed the rate	0
Name of the credit rating agency, which renewed the rate of the issuer within calendar year, preceding to the statement presentation	n/a
Date of the issuer's rate renewal	n/a
Information on issuer's rate, renewed during the year, preceding to the statement presentation	
n/a	

Other information	On 12.12.2001 Zaporizhia Arbitration court initiated proceedings on bankruptcy of OJSC "Dniproenergo". Since 28.11.2003 and until now the enterprise is under the process of the financial solvency renewal (reorganization). Reorganization plan coordinated by the creditors' committee, National Joint-Stock Company "Energy Company of Ukraine (Energetychna companiya Ukrainy)", Ministry of Fuel and Energy was approved by Arbitration Court of Zaporizhia region on 20.05.2005. Legal proceedings on issues concerning creditors' requirement entering into register book is still ongoing. Actually the process of the financial solvency renewal is under state control.

Information on the fixed assets of the issuer (by residual cost)

Description of fixed assets	Own fixed assets (thousand UAH.)		Leased fixed assets (thousand UAH.)		Total fixed assets (thousand UAH.)	
	Period beginning	Period end	Period beginning	Period end	Period beginning	Period end
1. Production facilities:	1559945.000	1613689.000	3666.000	6368.000	1563611.000	1620057.000
-buildings and structures	644537.000	722719.00	1223.00	2629.000	645760.000	725348.000
-machinery and equipment	895960.000	870231.000	0.000	144.000	895960.000	870375.000
- means of transportation	6057.000	6762.000	1138.000	1276.000	7195.000	8038.000
-other	13391.000	13977.000	1305.000	2319.000	14696.000	16296.000
2. Non - production facilities	0.000	0.000	0.000	0.000	0.000	0.000
-buildings and structures	0.000	0.000	0.000	0.000	0.000	0.000
-machinery and equipment	0.000	0.000	0.000	0.000	0.000	0.000
-means of transportation	0.000	0.000	0.000	0.000	0.000	0.000
-other	0.000	0.000	0.000	0.000	0.000	0.000
Total:	**1559945.000**	**1613689.000**	**3666.000**	**6368.000**	**1563611.000**	**1620057.000**

Explanation:	In 2006 rate of the fixed assets wear made 80,6%. Rate of the fixed assets wear for production facilities: buildings and structures – 57,1%; machinery and equipment – 86,7%; means of transportation – 84,0%. Fixed assets are used for 98,0% used, 0,6% are lent, 1,4% are temporarily not used. During 2006 primary cost of the fixed assets increased on 184 136,10 thousand UAH for the account of purchase (creation) of the fixed assets. Increase in the value of assets made 62 739,50 thousand UAH: for the account of supplementary capital increase on the amount of 62 564,90 UAH and for the amount of profit increase for the amount of 174,6 thousand UAH.

Information on the issuer's liabilities

Types of liabilities	Date of occurrence	Outstanding part of the debt (thousand UAH)	Percentage for funds application (% per annum)	Date of extinguishment
Bank loans	X	189611.000	X	X
World bank credit	n/a	69611.000	0.000	n/a
Notes: Percent is paid from the basic part of the loan used and outstanding, for each period of percent charge, using for each period charge of the rate which is equal to the basic rate LIBOR plus general spread LIBOR.				
Credit of Prominvestbank according to the contract No.75-05 dd. 19.08.05	n/a	70000.000	0.000	n/a
Notes: Percent is paid from the basic part of the loan used and outstanding, for each period of percent charge, using for each period charge of the rate which is equal to the basic rate LIBOR plus general spread LIBOR.				
Credit of "Oschadbank"	n/a	50000.000	0.000	n/a
Notes: Percent is paid from the basic part of the loan used and outstanding, for each period of percent charge, using for each period charge of the rate which is equal to the basic rate LIBOR plus general spread LIBOR.				
Liabilities by securities including	X	0.000	X	X
by bonds (for each issuance)	X	0.000	X	X
n/a	n/a	0.000	0.000	n/a
Notes: n/a				
by bill/ex (total)	X	92906.000	X	X
by financial investments into corporate rights (by each type):	X	0.000	X	X
n/a	n/a	0.000	X	n/a
Notes: n/a				
Tax liabilities	X	210549.000	X	X
Financial assistance on reverse basis	X	0.000	X	X
Other liabilities	X	1099895.000	X	X
Liabilities: total	X	1749886.000	X	X

Notes: to the other liabilities it is referred: other long-term liabilities in amount of 156925,0 thousand UAH (indebtedness to the State Commission of Reserves for the fuel according to the agreement on debt restructuring), current indebtedness for the long – term liabilities in amount of 164668,0 thousand UAH creditor indebtedness for goods and services in amount of 674689,0 thousand UAH, current liabilities on payments in amount of 99235,0 thousand UAH (except payments with the budget, which in full amount referred to tax liabilities) and other current liabilities in amount of 161303,0 thousand UAH.
Bank credits including: World bank credit (69611,0 thousand UAH), Prominvestbank credit under agreement No.75-05 dd. 19.08.05 (70000,0 thousand UAH), "Oschadbank" credit (50000,0 thousand UAH). Percent is paid from the basic part of the loan used and outstanding, for each period of percent charge, using for each period charge of the rate which is equal to the basic rate LIBOR plus general spread LIBOR.

GENERAL MEETINGS OF THE SHAREHOLDERS

How many general meetings were held for the last 3 years?

	Year	The number of meetings	Including extraordinary
1	2004	0	0
2	2005	0	0
3	2006	0	0

Was the course of the registration of the shareholders or their representatives for participation in the last general meeting controlled? Yes

What body carried out the registration of the shareholders for participation in the general meeting of the shareholders last time?

	Yes	No
Independent registrant	X	
Board of directors		X
Mandatory commission nominated by the Board of directors		X
Another (write)	Registration of shareholders for participation in the general meetings 2003 was carried out by OJSC FC "Ukrnaftogaz". In 2004-2006 the general meeting was not held because of the enterprise being under reorganization. The reorganization process continues.	

What body controlled the course of shareholders' registration or their representatives for participation in the last general meeting?

	Yes	No
State commission on securities and stock exchange		X
Shareholders owning more than 10 % of the shares in total	X	

In what method was the voting on the last general meeting carried out?

	Yes	No
By raising of cards		X
Secret voting (bulletin)	X	
By raising of hands		X
Other (write down)	There is no information	

What were the main reasons for the last extraordinary meeting?

	Yes	No
Restructuring		X
Additional issue of shares		X
Amendments in the charter		X
Election or recall of the members of the supervisory council		X
Election or recall of the members of Board		X
Delegation of the additional authority to the supervisory council		X
Other		

BODIES OF MANAGEMENT

Is the supervisory council created in your company? ***Yes***

How many times a year was the session of the supervisory council held for the last three years? 0

What is the structure of the supervisory council?

		Persons
1	Number of the members of the supervisory council	7
2	Number of the representatives of the shareholders, who work in the company	1
3	Number of the representatives of the state	6
4	Number of the representatives of the shareholders owning more than 10% of the shares	6
5	Number of the representatives of the shareholders owning less than 10 % of the shares	1
6	Number of the representatives of the shareholders - legal persons	6

Do the internal documents of your company oblige to create committees in the structure of the supervisory council? No

What committees were created in structure of the supervisory council?

	Yes	No
Strategic planning		X
Committee of audit		X
Committee on assignments and premiums		X
Investment committee		X
Other (write down) There is no information		

Is there a position or department in the company, which is responsible for work with the shareholders? YES

How is the rate of the remuneration of the supervisory council members' defined?

	Yes	No
Remuneration is a fixed sum.	X	
Remuneration is a percentage of the net profit or increase of market cost of the shares		X
Remuneration is paid in the form of the securities of the company		X
The members of the supervisory council do not receive remuneration		X

Other (write down)	There is no information

What requirements to the supervisory council members are stated in the internal documents of the company?

	Yes	No
Knowledge in the sphere and experience of work in the sphere		X
Knowledge in the sphere of finances and management		X
Personal qualities (honesty, responsibility)		X
Absence of the conflict of interests		X
Age limit		X
Absence of any requirements	X	
Other	There is no information	

BODIES OF MANAGEMENT

When was a new member of the supervisory council elected last time and how did he familiarize himself with his rights and duties?

	Yes	No
The new member of the supervisory council familiarized himself with the contents of the internal documents of the JSC independently	X	
The new member of the supervisory council was acquainted with his rights and duties at the session of the supervisory council		X
Special training (on corporate management/financial management) was organized for the new member		X
All the members of the supervisory council were re-elected on the second term/ the new member was not elected		X
Other	There is no information	

Is there the auditing commission in the company? YES

The number of members of the auditing commission (persons). 3

How many times a year were the sessions of the auditing commission held for the last 3 years? 0

What officials of the company are responsible for the storage of the minutes of the shareholders' general meetings, sessions of the supervisory council and sessions of the Board?

		General meetings of the shareholders	Sessions of the supervisory council	Session of the Board
1	The members of the Board \ the director	No	No	No
2	General department	No	No	No
3	Members of the supervisory council\the head of the supervisory council	No	No	No

4	Legal department \ the lawyer	No	No	No
5	The secretary of the Board	No	No	No
6	The secretary of the general meetings	No	No	No
7	The secretary of the supervisory council	No	No	No
8	The special person accountable to the supervisory council	No	No	No
9	Department/administration which is responsible for work with the shareholders	Yes	Yes	Yes
10	Other	There is no information	There is no information	There is no information

BODIES OF MANAGEMENT

According to the charter of the company, what bodies fall under competence to decide each of these questions?

	General meeting of the shareholders	Supervisory council	Executive body	Does not fall under competence of any of body
Defining of the major operating activities (strategy)	Yes	No	Yes	No
Approval of the plans of activity (business plans)	Yes	No	No	No
Approval of the annual financial report \ of the balance \ of the budget	Yes	No	No	No
Election or recall of the head of the Board	No	Yes	No	No
Election or recall of the members of the Board	No	Yes	No	No
Election or recall of the head of the supervisory council	Yes	No	No	No
Election or recall of the members supervisor council	Yes	No	No	No
Election of the head and the members of the auditing commission	Yes	No	No	No
Defining the rate of remuneration of the head and the members of the Board	No	Yes	No	No
Defining the rate of remuneration of the head and the members of the supervisory council	Yes	No	No	No
Decision making on calling to the liability of the members the Board of directors.	No	Yes	No	No
Decision making on additional issue of the shares	Yes	No	No	No
Decision making on the redemption, realization and investment of company's own shares	Yes	No	No	No

Election of the independent auditor	No	No	No	Yes
Passing of the contracts in which the officials are personally interested (conflict of interests)	No	Yes	No	Yes

Is there in the charter of the company a rule limiting the authority of the executive body to make decisions on conclusion of the large contracts on behalf of the company? Yes

Is there in the charter or internal documents of the company a clause concerning the conflict of interests,
which is the contradiction between personal interests of an official or persons, connected with him,
and duties to work in interests of the company? Yes

BODIES OF MANAGEMENT

What documents are there in the company?

	Yes	No
Provisions for the general meetings of the shareholders	X	
Provisions for the supervisory council	X	
Provisions for the executive board	X	
Provisions for the officials of the company		X
Provisions for the auditing commission	X	
Provisions for the shares of the company		X
Provision for the procedure of the distribution of the profit	X	
Other	In correspondence with the approval of Economic Court of Zaporizhzhia region dated 28/11/2003 the procedure of OJSC «Dniproenergo» reorganization was introduced.. Executive management was created in OJSC "Dniproenergo" also OJCS "Dniproenergo" has statute about «Executive management»	

What organ is competent to decide each of the following issues according to the Company's charter?

		Information is provided on the general meetings	Information is published in press	The documents are given for examination directly in the joint stock company	The copies of the documents are given on the demand of the shareholder	Information is placed on JSC's web site
1	Financial accounting, results of the activity	Yes	Yes	No	Yes	Yes

2	Information about the shareholders owning more than 10% and more of the authorized capital	No	No	No	No	No
3	Information about the structure of the bodies of management	Yes	No	No	Yes	Yes
4	The charter and internal documents	No	No	Yes	No	Yes
5	The minutes of the general meetings of the shareholders after the meetings	No	No	Yes	Yes	No
6	Rate of remuneration of the officials	No	No	No	No	No

Does the company keep the accounting according to the international standards of the accounting? Yes

How many times a year was the company audited by the independent auditor during last three years?

	Yes	No
There were no audits		X
Less than once a year		X
Once a year	X	
More than once a year		X

Which body makes a decision on the appointing of the independent auditor?

	Yes	No
General meeting of the shareholders		X
The supervisory council		X
The Board of the directors	X	
Another (write down) n/a		

Did the company change the independent auditor for last three years? Yes

BODIES OF MANAGEMENT

Why did company change the auditor?

	Yes	No
The company was not satisfied with his occupational level		X
The company was not satisfied with the terms of the contract		X
The auditor was changed upon the demand of the shareholders		X
Other n/a		

What body of audited financial activity of the company last year?

	Yes	No
The auditing commission		X
The supervisory council		X
Department of the internal audit of the company	X	
The independent company \ independent adviser		X

The were no audits	X
Other — Audit was carried out by State Auditing Administration	

On the initiative of which management body did the auditing commission make the audit last time?

	Yes	No
On its own initiative		X
On the instructions of the general meeting		X
On the instruction of the supervisory council		X
On the demand of the government		X
On the demand of the shareholders which in aggregate own more than 10 % of votes		X
Another n/a		

Did the enterprise use paid services of the advisers in the sphere of financial management or corporate management last year? — Yes

ATTRACTION OF THE INVESTMENTS AND IMPROVEMENT OF CORPORATE MANAGEMENT PRACTICE

Does your company plan to involve investments by either of the means mentioned below during next three years?

		Yes	No
1	Issue of shares		X
2	Issue of depositary receipts		X
3	Issue of bonds		X
4	Bank credits	X	
5	Financing from the state and local budget		X
Other (write down)	Not named		

Does your company plan to involve inward investments during next three years?	
Yes, we have already negotiated with the potential investor	No
Yes, we plan to begin negotiations	No
Yes, we are going to start negotiations next year	No
Yes, we plan to start negotiations during two next years	No
No, we do not plan to involve inward investments during next three years	No
Not decided yet	Yes

Does your company plan to include the own shares into the list of stock exchange or trade –information systems during during next three years? — No

Is there a rating of corporate management in the company? — No

If any, specify it

Definition	n/n
Date of assignment	
Appropriation	n/n

No

Has your company its own code (principles , rules) of corporate management	
If your company has its code of corporate management, specify the date of its acceptance	No
What management body has accepted it ?	n/n
Was the information about the company code acceptance published / presented ?	No
Specify how it has been presented	n/n

Calculation of net asset value by open joint-stock companies as of the end of the accounting year 2006
Name: OPEN JOINT-STOCK COMPANY "DNIPROENERGO"
Identification number by Unified State Register of Enterprises and Organizations of Ukraine 00130872 Unit of measurement: thousand UAH

Item	Code of the row	Upon balance sheet data on the end of the accounting year	Rated data on the end of the accounting year
ASSETS			
1	2	3	4
Intangible assets:			
depreciable value	010	2865.000	2685.000
Incomplete construction	020	51565.000	51565.000
Fixed assets Depreciable value	030	1613689.000	1613689.000
Long-term financial investments: accounted by method of participation in other enterprises' capital	040	5529.000	5529.000
Long-term financial investments: other financial investments	045	114.000	114.000
Long-term receivables	050	287.000	287.000
Deferred tax assets	060	131587.000	131587.000
Other capital assets	070	0.000	0.000
Reserves:			
Production reserves	100	219204.000	219204.000
Animals reared and fed	110	0.000	0.000
In-process inventory	120	200.000	200.000
End products	130	0.000	0.000
Goods	140	110.000	110.000
Bills of exchange received	150	51228.000	51228.000
Receivables for goods, works, services: net sales value	160	42893.000	42893.000
Receivables by payment: to the budget	170	2924.000	2924.000
of advance money paid	180	9863.000	9863.000
from accrued revenue	190	0.000	0.000

from internal settlements	200	66.000	66.000
Other current receivables	210	15614.000	15614.000
Current financial investments	220	0.000	0.000
Cash assets and their equivalents: in national currency	230	13853.000	13853.000
in foreign currency	240	0.000	0.000
Other current assets	250	25582.000	25582.000
Spending of future periods	270	1309.000	1309.000
*n/a	n/a		0.000
Assets, altogether		2188302.000	2188302.000
LIABILITIES			
Long-term bank credits	440	69611.000	69611.000
Other long-term financial liabilities	450	0.000	0.000
Deferred tax liabilities	460	0.000	0.000
Other long-term liabilities	470	156925.000	156925.000
Short-term bank credits	500	120000.000	120000.000
Current debt by long-term liabilities	510	164668.000	164668.000
Bills of exchange issued	520	92906.000	92906.000
Payables for goods, works, services,	530	674689.000	674689.000
Current liabilities by payments:			
of advance money	540	948.000	948.000
to the budget	550	210549.000	210549.000
of off-budget expenditures	560	49639.000	49639.000
of insurance	570	3972.000	3972.000
of salaries	580	9841.000	9841.000
to participants	590	34779.000	34779.000
from internal settlements	600	56.000	56.000
Other current liabilities	610	161303.000	161303.000
Altogether by section II	430	13071.000	13071.000
Revenue of future periods	630	3678.000	3678.000
*n/a	n/a		
Liabilities, altogether		1766635.000	1766635.000
Estimated cost of net assets		421667.000	421667.000
Authorized capital	300	98100.000	98100.000
Unpaid capital	360	0.000	0.000
Disposed capital	370	0.000	0.000
*n/a	n/a		
Updated authorized capital		98100.000	98100.000

Notes: discrepancy between net asset estimated cost and authorized capital makes 323567 thousand UAH.

Conclusion: Net asset value of the joint-stock company is more than authorized capital. Requirements of the item 3, article 155 of the Civil Code of Ukraine are observed.

Director	signature	Bochkaryov Yu.H.
Chief Accountant	signature	Huschyn A.M.

Attachment 2

"Auditing Firm "Aval" Limited Liability Company
certificate "On entering into register of auditing activity entities" No. 3167 issued by Auditing Chamber of Ukraine on 28.03.03, resolution No.121
11 rekordna Street, appt.9, 69032 Zaporizhiatel. (061) 236-96-31, fax (061) 212-03-60 e-mail: audit@reis.zp.ua

AUDIT REPORT
of independent auditor about reliability of financial statement for the year 2006 of the open joint-stock company "Dniproenergo"

The present audit report is drawn up for the presentation to board of directors and shareholders of the open joint-stock company "Dniproenergo" and other users pursuant to the legislation as part of annual financial statement of OJSC "Dniproenergo" (Code in the Unified State Register of Enterprises and Organizations of Ukraine 00130872, location:2, Hrebel'na, 69096 Zaporizhia) for the year 2006.

We held a financial audit of the financial statements of the open joint-stock company "Dniproenergo" (hereinafter referred to as Company), which include:
- Balance sheet as of 31.12.2006
- P&L Statement 2006
- Cash Flow Statement 2006
- Equity Capital Statement 2006
- Remarks to the annual financial statement 2006

Responsibility of the executive staff

Executive staff of the company bears responsibility for preparation and authentic presentation of these financial statements in conformity with National standards of financial accounting. Responsibility of the executive staff involves design, implementation and application of internal control concerning preparation and authentic presentation of the financial statements, which do not comprise significant misstatements due to fraud or error; choice and application of the corresponding accounting policy as well as accounting estimate, which comply with the circumstances.

Auditor's responsibility

We bear responsibility for bringing out an opinion concerning these financial statements upon information, received from the company for financial audit.

We have held a financial audit in conformity with the Law of Ukraine "On auditing activity", International standards of auditing, adopted in Ukraine as national ones; Regulations on preparation of audit report, presented to State Commission on securities and Stock Exchange at information disclosure by the issuer and professional participants of stock exchange, approved by resolution of State Commission on Securities and Stock Exchange dated to 19.12.2006 No.1528; Agreement No.5 dated to 16.01.2007. These standards require from us observance of ethics as well as planning and execution of financial audit to be absolutely sure, that financial statements do not include significant misstatements.

Auditing stipulates execution of audit procedures for obtaining of audit proofs concerning sums and disclosures in the financial statements. Sampling depends on auditor's opinion. Such procedures include estimation of the significant misstatements of the financial statements due to fraud or error. Estimating these risks, the auditor considers measures of the internal controls, which refer to preparation and authentic presentation of the financial statements for the purpose of design of audit procedures, which comply with the circumstances and not with a view to bringing out an opinion on efficiency of the market participant's internal controls. Auditing includes also estimation of the applied accounting policy, reasonableness of accounting estimations, made by executive staff and general presentation of the financial reports.

Auditing firm has carried out inspection of transparency, relevancy (including essentiality), authenticity (including fair presentation, prevailing content over form, objectivity, prudence and completeness), comparison (balance and explanatory notes), inspection of the financial report components on jointness, because they reflect different aspects of the same transactions and events.

We assume that we have received sufficient and appropriate audit proofs for bringing out our opinion.

During accounting period decrease of asset useful life according to Regulations (Standards) of Accounting No.28 "Decrease of asset useful life" was not carried out.

In our opinion financial statements authentically and fairly reflect financial standing of the Company as of December,31 2006, its financial results for the preceding year according to National standards of accounting and existing legislation requirements, except influence of updating measures, which could be necessary if we were able to confirm information on asset revaluation.

Disclosure of information by types of the assets

Accounting of receipt, realization, liquidation, updating and revaluation of the fixed assets is carried out according to Regulations (Standards) of Accounting No.7 "Fixed Assets".

Fixed asset amortization method conforms to Regulations (Standards) of Accounting No.7 "Fixed Assets" and accounting policy.

Purchased fixed assets are accounted in balance of the enterprise by primary cost.

Writing-off of the fixed assets was carried out in conformity with Regulations (Standards) of Accounting No.7 "Fixed Assets".

There are no fixed assets leased by financial lease.

Intangible assets comprise software and rights to trademarks; their estimation is true and meets recognition criteria according to Regulations (Standards) of Accounting No.8 "Intangible Assets".

Accounting of receipt, realization and other writing-off of the intangible assets were carried out according to Regulations (Standards) of Accounting No.8 "Intangible Assets".

Depreciation of the intangible assets according to order "On Accounting Policy" is carried out during their useful life period by straight-line method.

No discrepancies between analytical and synthetic accounting of the fixed assets and intangible assets found.

Investments into associated companies and subsidiaries are accounted as part of long-term financial investments, accounted by method of permanent holdings.

Among leading associated companies there is CJSC "Dniproline" with 41% equity share, among leading subsidiaries there is CJSC "Dniprovets" with 70,6% equity share.

Securities of OJSC "Raiffeisen Bank Aval" (JSCB "Aval" shares) are accounted as part of other long-term financial investments for the end of reporting period.

The Company does not have current financial investments.

Composition, structuring, accounting and estimation of the financial investments are carried out according to Regulations (Standards) of Accounting No.12 "Financial investments". Primary cost of the financial investments and their further estimation conform to Regulations (Standards) of Accounting No.12.

Trade or transfer of shares was not carried out in the accounting period.

Accounting and estimation of reserves is carried out according to Regulations (Standards) of Accounting 9 "Reserves".

During accounting period there was no revaluation of reserves. Writing-off was carried out by weighted average cost, by method of FIFO and in the statement it is reflected by primary (balance) cost according to approved accounting policy.

No violation in purchasing and writing-off of the non-monetary physical items found.

Recognition procedures, actuality estimation, receivable classification and disclosure of receivable were carried out according to Regulations (Standards) of Accounting No.10 "Receivables".

During accounting period the Company was creating a reserve of doubtful debts on receivables for the goods according to Regulations (Standards) of Accounting No.10 "Receivables".

Disclosure of information on liabilities

Recognition, accounting and estimation of liabilities are carried out according to Regulations (Standards) of Accounting No.11 "Liabilities".

Fixed liabilities as of 31.12.2006 comprise long-term bank credits and other fixed liabilities such as payments to budget and indebtedness for fuel before government reserve.

Current liabilities comprise short-term bank credits, current liabilities by fixed liabilities, issued bills of exchange, by liabilities on settlement with the suppliers of goods, works, services as well as by the settlement from the advances received, to budget, to off-budget payments, on labor costs, social insurance, to the participants, indicated in the balance sheet by sum of payment in conformity with the requirements of the Regulations (Standards) of Accounting No.11 "Liabilities".

Other current liabilities for the end of the accounting period include settlement with dependent entities; settlement by interest accrued on long-term and short-term credits; by tax computations; settlement with employees (except settlement on wages); settlement with other creditors.

There is no outstanding indebtedness by current loans of banks and accrued interest for the date of balance sheet.

As of the end of the accounting period the Company has outstanding indebtedness by long-term credit, received from the International Bank for Reconstruction and Development, was accrued in the balance by the beginning of the accounting period. There is no indebtedness by accrued interest for the date of the balance sheet.

Presented in the financial statements data on liabilities to a reasonable extent correspond to actual state of the Company's liabilities and described in the Remarks to annual financial statement.

Disclosure of information on equity capital

By general meeting of the founders dated to 24.03.1998 (minutes No.1) the Charter of the Company was affirmed. It was registered by Resolution of Leninska District Council of Zaporizhia No.215-p date to April, 8 1998. Authorized capital is approved in the amount of 98099950,00 UAH.

The founder of the joint-stock company "Dniproenergo" is Ministry of Energy of Ukraine, which assign is Ministry of Energy and Fuel of Ukraine.

Authorized capital as of 31.12.2006, indicated in the balance sheet in the amount of 98100,0 thousand UAH, which conforms to the dimension, set by Charter. Authorized fund of the Company is divided into 3923998 ordinary registered shares with 25,00 UAH par value each. Authorized capital is paid in full in due time under legislation and the Charter.

There is no additionally invested, unpaid or disposed capital for the end of the year.

Other additional capital comprises full appraisal of capital assets, carried out during 1996-2006.

There is no surplus for the end of the accounting period.

Accounting of the retained profit and its application is carried out under procedures, stipulated by appropriate Regulations on accounting and the Charter.

Criteria of the financial statements on dimension and structure of the equity capital conform to actual financial standing of the Company and indicated in the financial statements according to the requirements of the Regulations (Standards) of Accounting No.5 "Statement on equity capital".

Conformity of the net asset value to legislation requirements

According to clause 5 art.155 of the Civil Code of Ukraine we carried out analysis of net asset value of the Company in comparison with the size of the authorized capital for the end of the year and minimum size of the authorized capital, set by legislation. Net asset value of the Company for the end of 2006 makes 421667,0 thousand UAH, which exceeds the size of the authorized capital and exceeds minimum size of the authorized capital, set by the legislation as of the date of the company foundation.

Participants' contributions into authorized capital made in full in due time, set by legislation.

There is no indebtedness of the participants.

Disclosure of information concerning compliance with requirements of stock exchange participants' liquidity was not made because these criteria for the companies are not stipulated by the Commission.

Disclosure of information concerning securities issue provision is absent, because the Company did not issue securities in the accounting period.

Disclosure of information concerning conformity of the mortgage-backed securities to register of mortgage insurance is absent, because in the accounting period the Company did not carry out business transactions on mortgage securities.

Disclosure of information on net profit margin

Gross profit is shown in the accounting in the amount of the asset fair value, received or to be received according to requirements of the Regulations (Standards) of Accounting No.15 "Profits".

Expenses are shown in the accounting simultaneously with the asset decrease or increase of the liabilities, which conforms to the Regulations (Standards) of Accounting No.16 "Expenses".

Net profit is shown in the P&L statement according to the Regulations (Standards) of Accounting No.3 "P&L Statement".

There are no liabilities by the debt and mortgage securities as of the 31.12.2006.

Special information on events, occurred during accounting period

The Company did not take decision on placing securities for the amount exceeding 25 per cents of the authorized capital.

The Company did not take decision on buying-out of the own shares during 2006.

No facts of the securities listing/delisting occurred in the stock exchange.

During 2006 the Company has not received loan or credit for the amount exceeding 25% of the issuer's assets.

There were no changes in the executive staff during 2006.

Change of the owners, who possess 10+ % of voting shares, was not occurred during 2006.

The Company did not take decision on creation of the affiliated branches, representative offices and subsidiary enterprises during 2006.

During accounting period no case on issuer's bankruptcy initiated, no resolution on its reorganization brought.

No decision of issuer's supreme authority or court on issuer's cessation or bankruptcy taken during accounting period.

No amendments made into incorporation documents made during accounting period.

By resolution of Arbitration Court dated to 28.11.2003 process of OJSC "Dniproenergo" reorganization was implemented, Manager of Reorganization was assigned. By resolution of Arbitration Court of Zaporizhia region dated to 20.05.2005 OJSC "Dniproenergo" reorganization plan was approved.

By resolution of Arbitration Court of Zaporizhia region dated to 20.10.2006 Popov S.A. was dismissed of the Manager of Reorganization position and Tevelyev D.M. was assigned on this position.

Date of audit report	April, 2 2007

Audit report was drawn up by "Äuditing firm "Aval" LLC with the following essential elements:

Certificate "On entering into register of auditing activity entities" issued by Auditing Chamber of Ukraine	No. 3167 28.03.03, resolution No.121
Auditor's Certificate issued by Auditing Chamber of Ukraine	October, 30 2003

Place of performance of the auditing firm — 11/9 Rekordna Street, 69032 Zaporizhia, Ukraine

Tel./fax — 236-96-31/212-03-60

The report is signed on behalf of JSC "Aval" LLC by general director Pedak Valentyna Fedotivna.

_______ signature Seal: "Auditing firm "Aval" LLC

Attachment 4

All financial statements are published in a pan-Ukrainian newspaper « Finansovyi Visnyk » (Financial Reporter) No. 10 d.d. 28. 05. 2007 under the title « Financial statements of the issuers and nonßbanking financial institutions »

Attachment 3, 9

		CODES		
Date (year, month, date)		2006	12	31
Enterprise ***OPEN JOINT-STOCK COMPANY "DNIPROENERGO***	USREO	00130872		
Territory	CSATS	2310136900		
Form of ownership *state*	CFO	31		
Agency of state administration *NJSC "ECU"*	SOG	06024		
Field *Power Engineering*	GCBNE	11110		
Type of economic activity	CEA	40.10.1		
Unit of measurement: thousand UAH	Control Sum			
Address: 2 Hrebelna Street, Zaporizhia-96				

BALANCE
31.12. 2006

Form №1 **Code in SCAD** **1801001**

ASSET	**Code of the row**	**For the beginning of the year**	**For the end of the accounting year**
1	**2**	**3**	**4**
I. Capital assets			
Intangible assets:			
Depreciable value	010	2865.000	2685.000
Primary value	011	4541.000	4676.000
Amortization	012	(1676.000)	(1991.000)
Incomplete construction	020	110729.000	51565.000
Fixed assets: Depreciable value	030	1559945.000	1613689.000
Primary value	031	8077771.000	8316358.000
Amortization	032	(6517826.000)	(6702669.00)

Long-term financial investments: Accounted by the method of participation in other enterprise's capital	040	5736.000	5529.000
Other financial investments	045	114.000	114.000
Long-term receivables	050	44.000	287.000
Deferred tax assets	060	131233.000	131587.000
Goodwill	070	0.000	0.000
Other capital assets	075	0.000	0.000
Altogether by Section I	**080**	1810666.000	1805456.000
II. Current assets			
Reserves:			
Production reserves	100	228920.000	219204.000
Animals reared and fed	110	0.000	0.000
In-process inventory	120	37.000	200.000
End products	130	0.000	0.000
Goods	140	86.000	110.000
Bills of exchange received	150	51878.000	51228.000
Receivables for goods, works, services:: Net sales value	160	539154.000	42893.000
Primary cost	161	2763701.000	2301350.000
Provision for bad and doubtful debts	162	(2224547.000)	(2258457.00)
Receivables by payment:			
To the budget	170	272.000	2924.000
of advance money paid	180	34602.000	9863.000
From accrued revenue	190	0.000	0.000
From internal settlements	200	3.000	66.000
Other current receivables	210	19365.000	15614.000
Current financial investments	220	0.000	0.000
Cash assets and their equivalents: in national currency	230	47253.000	13853.000
in foreign currency	240	0.000	0.000
Other current assets	250	67325.000	25582.000
Altogether by Section II	**260**	988895.000	381537.000
III. Spending of future periods	**270**	1385.000	1309.000
Balance	**280**	2800946.000	2188302.000

LIABILITIES	**Code of the row**	**For the beginning of the year**	**For the end of the accounting year**
1	2	3	4
I. Equity capital			
Authorized capital	300	98100.000	98100.000
Share capital	310	0.000	0.000
Additionally invested capital	320	0.000	0.000
Other additional capital	330	2143482.000	2201908.000
Reserve capital	340	35791.000	0.000
Retained profit (uncovered loss)	350	-1930768.000	-1878341.000
Unpaid capital	360	(0.000)	(0.000)
Disposed capital	370	(0.000)	(0.000)
Accumulated exchange premium	375	0.000	0.000

Altogether by Section I	**380**	346605.000	421667.000
II. Supplying of future spending and payment			
Supply of payments to personnel	400	1132.000	13071.000
Other supplies	410	0.000	0.000
Insurance reserves	415	0.000	0.000
Reinsurers' share in the insurance reserves	416	0.000	0.000
Target financing	420	0.000	0.000
Altogether by Section II	**430**	1132.000	13071.000
III. Long-term liabilities			
Long-term bank credits	440	79555.000	69611.000
Other long-term financial liabilities	450	0.000	0.000
Deferred tax liabilities	460	0.000	0.000
Other long-term liabilities	470	110548.000	156925.000
Altogether by Section III	**480**	190103.000	226536.000
IV. Current liabilities			
Short-term bank credits	500	54000.000	120000.000
Current debt by long-term liability	510	210708.000	164668.000
Bills of exchange issued	520	93485.000	92906.000
Payables for goods, works, services	530	1222475.000	674689.000
Current liabilities by payments:			
From advance money received	540	16967.000	948.000
To the budget	550	367075.000	210549.000
Of off-budget payments	560	50754.000	49639.000
Of insurance	570	2884.000	3972.000
Of salaries	580	7133.000	9841.000
To participants	590	34779.000	34779.000
From internal settlements	600	9013.000	56.000
Other current liabilities	610	190734.000	161303.000
Altogether by Section IV	**620**	2260007.000	1523350.000
V. Profits of future periods	**630**	3099.000	3678.000
Balance	**640**	2800946.000	2188302.000

Manager of Reorganization ____________ (signature) D.M.Tevelyev

Chief Accountant ____________ (signature) A.M.Huschyn

Seal: OJSC Dniproenergo   Seal: "Auditing firm "Aval" LLC

Appendix **Attachment 10**
to Regulations (Standard) of accounting 3

		CODES		
Date (year, month, date)		2006	12	31
Enterprise *OPEN JOINT-STOCK COMPANY "DNIPROENERGO"*	USREO	00130872		
Territory	CSATS	2310136900		
Agency of state administration *NJSC "ECU"*	SOG	06024		
Field *Power Engineering*	GCBNE	11110		
Type of economic activity	CEA	40.10.1		
Unit of measurement: Thousand UAH	Control Sum			

P&L STATEMENT
2006

Form N2 Code in SCAD **1801003**

I. FINANCIAL RESULTS

Item	Code of the row	For accounting period	For preceding period
1	2	3	4
Income from distribution of products (goods, works, services)	010	3340493.000	2497347.000
Value added tax	015	(556749.000)	(416225.000)
Excise duty	020	(0.000)	(0.000)
	025	(0.000)	(0.000)
Other deductions from income	030	(0.000)	(0.000)
Net profit from distribution of products (goods, works, services)	035	2783744.000	2081122.000
Prime cost of the distributed products (goods, works, services)	040	(2648242.00)	(1935671.000)
Gross: Income	050	135502.000	145451.000
Loss	055	(0.000)	(0.000)
Other operating income	060	90280.000	96536.000
Administrative costs	070	(32111.000)	(27481.000)
Distribution expenses	080	(12091.000)	(9953.000)
Other operating costs	090	(86892.000)	(71909.000)
Financial results of operating activity: Income	100	94688.000	132644.000
Loss	105	(0.000)	(0.000)
Income from equity interest	110	182.000	198.000
Other financial income	120	0.000	0.000
Other revenue	130	13592.000	19961.000
Financial expenses	140	(17857.000)	(9933.000)
Expenses on equity interest	150	(176.000)	(0.000)

Other expenses	160	(3655.000)	(24706.000)
Financial results of usual activity before taxation: Income	170	86774.000	118164.000
Loss	175	(0.000)	(0.000)
Income tax on usual activity	180	74158.000	93739.000
Financial results of usual activity: Income	190	12616.000	24425.000
Loss	195	(0.000)	(0.000)
Unordinary:			
Income	200	0.000	0.000
Loss	205	(0.000)	(0.000)
Unordinary income tax	210	0.000	0.000
Net: Income	220	12616.000	24425.000
Loss	225	(0.000)	(0.000)

II OPERATING LOSS ELEMENTS

Name of the determinant	Code of the row	For accounting period	For preceding period
1	2	3	4
Tangible costs	230	2154321.000	1555817.000
Salary expenditure	240	191818.000	138902.000
Social contribution	250	70087.000	52936.000
Amortization	260	191224.000	193880.000
Other operating expenses	270	169113.000	100908.000
Altogether	280	2776563.000	2042443.000

III. CALCULATION OF THE SHARES PROFITABILITY EXPONENTS

Name of the determinant	Code of the row	For accounting period	For preceding period
1	2	3	4
Annual average number of ordinary shares	300	3923998.000	3923998.000
Corrected annual average number of ordinary shares	310	0.000	0.000
Net income (loss) for one ordinary share	320	3.000	6.000
Corrected net income (loss) for one ordinary share	330	0.000	0.000
Dividends for one ordinary share	340	0.000	0.000

Manager of Reorganization ______ (signature) D.M.Tevelyev

Chief Accountant ______ (signature) A.M.Huschyn

Seal: OJSC Dniproenergo

Seal: "Auditing firm "Aval" LLC

Translation is performed by M.I.Tarnopolskaya

Signature is attested by Vice-President of ZCCI D.T.Bikulov

Appendix
to Regulations (Standard) of accounting 4

	CODES
Date (year, month, date)	
USREO	00130872
CSATS	2310136900
SOG	06024
GCBNE	11110
CEA	40.10.1
Control Sum	

Enterprise *OPEN JOINT-STOCK COMPANY "DNIPROENERGO*
Territory
Agency of state administration *NJSC "ECU"*
Field *Power Engineering*
Type of economic activity
Unit of measurement: thousand UAH

CASH FLOW STATEMENT
2006

Form N3 Code in SCAD 1801004

Item	Code	For accounting period		For preceding period	
		Arrival	Expense	Arrival	Expense
	2	3	4	5	6
I. Assets flow as a results of operating activity					
Revenue (loss) from usual activity before taxation	010	86774.000	0.000	118164.000	0.000
Correction on: Amortization of capital assets	020	191224.000	X	193880.000	X
Increase (decrease) of provisions	030	11939.00	0.000	1132.000	0.000
Loss (income) from non-netted agio	040	0.000	0.000	0.000	0.000
Loss (income) from non-operating activity	050	0.000	8307.000	4547.000	0.000
Interest expense	060	16221.00	X	9933.000	X
Loss (income) from operating activity before change in net current assets	070	297851.000	0.000	327656.000	0.000
Decrease (increase) of: Current assets	080	576656.000	0.000	0.000	19198.000
Expenses of future periods	090	0.000	253.000	0.000	200.000
Increase (decrease) of: Current liabilities	100	0.000	568756.000	0.000	54150.000
Income of future periods	110	0.000	0.000	794.000	0.000
Cash assets from operating activity	120	305498.000	0.000	254902.000	0.000
Paid: interest	130	X	15702.000	X	18122.000
Income tax	140	X	135894.000	X	199462.00
Net flow of assets before unordinary events	150	153902.0	0.000	37318.000	0.000
Net flow of assets from unordinary events	160	0.000	0.000	0.000	0.000
Net flow of assets from operating activity	170	153902.000	0.000	37318.000	0.000
II. Assets flow as a result of investment activity					
Sale of: Financial investments	180	0.000	X	0.000	X
Capital assets	190	11295.00	X	1157.000	X
Property complexes	200	0.000	0.000	0.000	0.000

Received: interest	210	0.000	X	0.000	X
dividends	220	213.000	X	0.000	X
Other arrivals	230	728.000	X	1494.000	X
Purchase of: Financial investments	240	X	0.000	X	0.000
Capital assets	250	X	126311.000	X	83311.000
Property complexes	260	X	0.000	X	0.000
Other payments	270	X	1966.000	X	6341.000
Net flow of assets before unordinary events	280	0.000	116041.000	0.000	87001.000
Net flow of assets from unordinary events	290	0.000	0.000	0.000	0.000
Net flow of assets from investment activity	300	0.000	116041.000	0.000	87001.000
III. Assets flow as a result of financial activity					
Arrival of equity capital	310	0.000	X	0.000	X
Received loans	320	411890.0	X	90986.000	X
Other arrivals	330	3647.000	X	0.000	X
Loan redemption	340	X	345890.000	X	36986.000
Dividends paid	350	X	1097.000	X	2157.000
Other payments	360	X	73011.000	X	1416.000
Net flow of assets before unordinary events	370	0.000	4461.000	50427.000	0.000
Net flow of assets from unordinary events	380	0.000	0.000	0.000	0.000
Net flow of assets from financial activity	390	0.000	4461.000	50427.000	0.000
Net flow of assets for accounting period	400	0.000	33400.000	744.000	0.000
Fund balance beginning of the year	410	47253.00 0	X	46509.000	X
Impact of foreign exchange differences on the fund balance	420	0.000	0.000	0.000	0.000
Fund balance year end	430	13853.00	X	47253.000	X

Manager of Reorganization ____________ D.M.Tevelyev
(signature)

Chief Accountant ____________ A.M.Huschyn
(signature)

Seal: OJSC Dniproenergo Seal: "Auditing firm "Aval" LLC

File No. 82-4844

Appendix
to Regulations (Standard) of accounting 5

	CODES		
Date (year, month, date)	2006	12	31
USREO	00130872		
CSATS	2310136900		
SOG	06024		
GCBNE	11110		
CFO	40.10.1		
Control Sum			

Enterprise: *OPEN JOINT-STOCK COMPANY "DNIPROENERGO*
Territory
Agency of state administration *NJSC "ECU"*
Field *Power Engineering*
Type of economic activity
Unit of measurement: thousand UAH

Equity Capital Statement
2006

Form №4

Code in SCAD 1801005

Item	Code	Authorized capital	Share capital	Additionally invested capital	Other additional capital	Reserve capital	Retained profit	Unpaid capital	Disposed capital	Altogether
1	2	3	4	5	6	7	8	9	10	11
Beginning balance	010	98100			2143482	35791	-1930768			346605
Correction:										
Change of accounting policy	020									0
Elimination of errors	030									0
Other changes	040									0
Corrected beginning balance	050	98100	0	0	2143482	35791	-1930768	0	0	346605
Asset revaluation:										
Increases in the fixed asset value	060				63113					63113
Fixed asset allowance	070				-522					-522
Increases in the incomplete construction value	080									0
Allowance of incomplete construction	090									0
Increases in the intangible asset value	100									0
Allowance of intangible assets	110									0
Allowance of indexation by elimination	120				-4020		4020			0
Net income for the accounting period	130						12616			12616
Profit split:										
Payments to owners (dividends)	140									0
Flow of income into the authorized capital	150									0
Contribution to reserve capital	160					-35791				0
	170									0
Contributions of participants:										
Contribution into capital	180									0

Debt redemption from the capital	190									0
	200									0
Dispose of the capital:										
Repurchase of shares	210									0
Stock broking	220									0
Cancellation of the purchased shares	230									0
Dispose of the fraction in the capital	240									0
Write-down of the shares	250									0
Other changes in the capital:										
Writing-off of pending loss	260									0
Assets received for free	270									0
Other used income	280				-145					-145
Altogether changes in the capital	290	0	0	0	58426	-35791	52427	0	0	75062
State	300	98100	0	0	2201908	0	-1878341	0	0	421667

Manager of Reorganization ____________ (signature) D.M.Tevelyev

Chief Accountant ____________ (signature) A.M.Huschyn

Seal: OJSC Dniproenergo

Seal: "Auditing firm "Aval" LLC

Affirmed by order of Ministry of Finances of Ukraine dated to November, 2000p №302 (in order edition dated to 28.10.2003 №602)

	CODES		
Date (year, month, date)	2006	12	31
USREO	00130872		
CSATS	2310136900		
SOG	06024		
GCBNE	11110		
CEA	40.10.1		
Control sum			

Enterprise: OPEN JOINT-STOCK COMPANY "DNIPROENERGO"
Territory:
Agency of state administration NJSC "ECU"
Field of activity: Power engineering
Type of economic activity:
Average accounted quantity of employees 9825
Unit of measurement: thousand UAH

Remarks to the annual financial statement
2006

Form №5 Code in SCAD 1801008

I. Intangible assets

Groups of intangible assets	Code of the row	Beginning balance		Arrived in the year	Reassessment (increase+, revaluation) of		Left during the year		Amortization charged during the year	Loss from benefit reduction during the year	Other changes during the year		State	
		primary (revaluated) cost	Amortization		primary (revaluated) cost	Amortization	primary (revaluated) cost	Amortization			primary (revaluated) cost	Amortization	primary (revaluated) cost	Amortization
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Right to use natural resources	010	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Right of property enjoyment	020	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Right of trademarks property for services and goods	030	3.000	1.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	3.000	1.000

Right to own objects of industrial property	040	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Copyright and similar rights	050	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.00	0.000	0.000
Goodwill	060	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Other intangible assets	070	4538.000	1675.000	224.000	0.000	0.000	89.000	89.000	404.000	0.000	0.000	0.000	4673.000	1990.000
Altogether	080	4541.000	1676.000	224.00	0.000	0.000	89.000	89.00	404.00	0.000	0.000	0.00	4676.000	1991.000

From the row 080 column 14	Value of intangible assets, concerning which there is limitation of ownership	(081)	0.000
	Value of pledged intangible assets	(082)	0.000
	Value of intangible assets created by the enterprise	(083)	0.000
From the row 080 column 5	Value of intangible assets, received for account of targeted financing	(084)	0.000
From the row 080column 15	Accumulated depreciation of intangible assets, concerning which there is limitation of ownership	(085)	0.000

II. Fixed assets

Groups of intangible assets	Code of the row	Beginning balance		Arrived in the year	Reassessment (increase+, revaluation) of		Left during the year		Amortization charged during the year	Loss from benefit reduction during the year	Other changes during the year	
		primary (revaluated) cost	Amortization		primary (revaluated) cost	Amortization	primary (revaluated) cost	Amortization			primary (revaluated) cost	Amortization
1	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**	**12**	**13**
Land plots	100	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Capital outlays for land improvement	110	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Houses, buildings, transmission devices	120	1570285.000	925748.000	104587.000	11557.000	48.000	3459.000	1762.000	36217.000	0.000	0.000	0.000
Machines and equipment	130	6398209.000	5502249.000	74614.000	48805.000	0.000	2082.000	1929.000	148995.000	0.000	0.000	0.000
Means of transportation	140	41474.000	35417.000	143.000	2264.000	0.000	1579.000	1489.000	1612.000	0.000	0.000	0.000
Tools, devices, inventory (furniture)	150	50160.000	39449.000	2778.000	533.000	0.000	783.000	782.000	2682.000	0.000	0.000	0.000

Draft and productive livestock	160	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Perennial plants	170	1577.000	848.000	55.000	-597.000	-74.000	0.000	0.000	42.000	0.000	0.000	0.000
Other fixed assets	180	10120.000	8145.000	768.000	178.000	0.000	247.000	247.000	502.000	0.000	0.000	0.000
Library stock	190	326.000	326.000	0.000	0.000	0.000	5.000	5.000	0.000	0.000	0.000	0.000
Capital tangible assets of small value	200	5620.000	5644.000	1211.000	0.000	0.000	154.000	154.000	1187.000	0.000	0.000	0.000
Temporary structures	210	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Natural resources	220	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Returnable container	230	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Subjects for rent	240	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Other capital tangible assets	250	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Altogether	260	8077771.000	6517826.000	184156.000	62740.000	-26.000	8309.000	6368.000	191237.000	0.000	0.000	0.000

Groups of intangible assets	Code of the row	State		Including			
				Received for leasing		Leased	
		primary (revaluated) cost	Amortization	primary (revaluated) cost	Amortization	primary (revaluated) cost	Amortization
1	**2**	**14**	**15**	**16**	**17**	**18**	**19**
Land plots	100	0.000	0.000	0.000	0.000	0.000	0.000
Capital outlays for land improvement	110	0.000	0.000	0.000	0.000	0.000	0.000
Houses, buildings, transmission devices	120	1682970.000	960251.000	0.000	0.000	18321.000	9261.000
Machines and equipment	130	6519546.000	5649315.000	0.000	0.000	722.000	614.000
Means of transportation	140	42302.000	35540.000	0.000	0.000	0.000	0.000
Tools, devices, inventory (furniture)	150	52688.000	41349.000	0.000	0.000	108.000	79.000

Draft and productive livestock	160	0.000	0.000	0.000	0.000	0.000	0.000
Perennial plants	170	1035.000	816.000	0.000	0.000	0.000	0.000
Other fixed assets	180	10819.000	8400.000	0.000	0.000	0.000	0.000
Library stock	190	321.000	321.000	0.000	0.000	0.000	0.000
Capital tangible assets of small value	200	6677.000	6677.000	0.000	0.000	39.000	39.000
Temporary structures	210	0.000	0.000	0.000	0.000	0.000	0.000
Natural resources	220	0.000	0.000	0.000	0.000	0.000	0.000
Returnable container	230	0.000	0.000	0.000	0.000	0.000	0.000
Subjects for rent	240	0.000	0.000	0.000	0.000	0.000	0.000
Other capital tangible assets	250	0.000	0.000	0.000	0.000	0.000	0.000
Altogether	260	8316358.000	6702669.000	0.000	0.000	19190.000	9993.000

From the row 260 column 14	Value of fixed assets concerning which there is a statutory limitation of ownership	(261)	7315.000
	Value of pledged fixed assets	(262)	0.000
	Depreciable value of fixed assets which are temporarily not used (reconstruction, lay-up, etc.)	(263)	21592.000
	Depreciable value of fixed assets, withdrawn for selling	(264)	0.000
	Primary (revaluated) cost of sunk fixed assets	(265)	154325.00
From the row 260 column 5	Value of fixed assets, gained on account of targeted financing	(266)	0.000
	Value of leased fixed assets	(267)	6368.000
From the row 260 column 15	Amortization of fixed assets concerning which there is limitation of ownership	(268)	4175.000

III. Capital investments

Name of the exponent	Code	Per annum	Year end
1	**2**	**3**	**4**
Capital construction	280	121232.000	46026.000
Acquisition (production) of fixed assets	290	3952.000	1245.000
Acquisition (production) of other capital tangible assets	300	1134.000	373.000
Acquisition (production) of intangible assets	310	230.000	225.000
Formation of the main head	320	0.000	0.000
Other	330	0.000	0.000
Altogether	340	126548.000	47869.000

IV. Financial investments

Name of the exponent	Code	Per annum	Year end	
			Long-term	Current
1	**2**	**3**	**4**	**5**
A. Financial investments by method of participation in capital of:				
Associated enterprise	350	-31.000	928.000	0.000
subsidiaries	360	-176.000	4601.000	0.000
Joint activity	370	0.000	0.000	0.000
B. Other financial investments in:				
Shares in authorized capital of other enterprises	380	0.000	0.000	0.000
Shares	390	0.000	114.000	0.000
Bonds	400	0.000	0.000	0.000
Other	410	0.000	0.000	0.000
Altogether (sections A + B)	420	-207.000	5643.000	0.000

From the row 045 column 4 of the Balance	*Other long-term financial investments shown:*	(421)	114.000
	by prime cost		
	by fair cost	(422)	0.000
	by amortized prime cost	(423)	0.000
From the row 220 column 4 of the Balance	Current financial investments shown:	(424)	0.000
	by prime cost		
	by fair cost	(425)	0.000
	by amortized prime cost	(426)	0.000

V. Income and Expenditure

Name of the exponent	Code	Income	Expenditure
1	2	3	4
A. Other operating income and expenditure			
Operating lease of assets	440	1082.000	969.000
Operating agio	450	1.000	13.000
Sale of other working assets	460	3336.000	2648.000
Fines, penalty interests, forfeits	470	404.000	459.000
Maintenance of objects of municipal housing and social purpose	480	4949.000	20480.000
Other operating income and expenditure	490	80508.000	62323.000
including: contribution to doubtful debt reserve	491	X	33910.000
Fruitless expenditures and losses	492	X	1597.000
B.Income and expenditure from investment participation in :			
Associated enterprises	500	182.000	176.000
Subsidiaries	510	0.000	0.000
Joint activity	520	0.000	0.000
C. Other operating income and expenditure			
Dividends	530	0.000	X
Interest	540	X	16221.000
Lease of assets	550	0.000	0.000
Other operating income and losses	560	0.000	1636.000
D. Other income and expenditure			
Sale of financial investments	570	0.000	0.000
Sale of capital assets	580	9726.000	1828.000
Sale of property complexes	590	0.000	0.000
Non-operating agio	600	0.000	0.000
Assets received for free	610	165.000	X
Writing-off of capital assets	620	X	54.000
Other income and expenditure	630	3701.000	1773.000

Barter transactions with products (goods, works, services)	(631)	0.000
Part of income from sale of products (goods, works, services) by barter contracts with associated parties	(632)	0.000

VI. Cash assets

Name of the exponent	**Code**	**Year end**
1	**2**	**3**
Cashier	640	4.000
Current account	650	13343.000
Other current accounts (letters of credit, cheque books)	660	503.000
Cash assets on the way	670	3.000
Equivalents of cash assets	680	0.000
Altogether	690	13853.000

From the row 070 column 4 of the Balance Cash assets which usage is limited **(691)** 0.000

VII. Provision and Reserves

Types of provision	Code of the row	Beginning provision balance	Provision increase		Sum of provision spent during the year	Unspent sum of provision, reversed in the accounting period	Sum of the expected loss indemnity, included at provision estimation	Provision state on year end
			Provision creation	Additional contribution				
1	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**
Vacation pay	710	1132.000	0.000	11939.000	0.000	0.000	0.000	13071.000
Future spendings on retirement insurance	720	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Future spendings on performance of warranty obligations	730	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Future spendings on restsucturing	740	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Future spendings on fulfillment of obligations about aggravating contracts	750	0.000	0.000	0.000	0.000	0.000	0.000	0.000
	760	0.000	0.000	0.000	0.000	0.000	0.000	0.000
	770	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Doubtful debt reserve	775	2224547.000	50884.000	0.000	0.000	16974.000	0.000	2258457.000
Altogether	780	2225679.00	50884.000	11939.0	0.000	16974.000	0.000	2271528.

		0		00					000

VIII. Reserves

Name of the exponent	Code of the row	Balance sheet value year end	Revaluation for the year	
			Increase of net realizable value*	Allowance
1	**2**	**3**	**4**	**5**
Store	800	25455.000	0.000	0.000
Semi-finished products and component items	810	0.000	0.000	0.000
Fuel	820	100240.000	0.000	0.000
Containers and materials	830	119.000	0.000	0.000
Construction materials	840	17185.000	0.000	0.000
Spare parts	850	74371.000	0.000	0.000
Agricultural materials	860	0.000	0.000	0.000
Livestock	870	0.000	0.000	0.000
Items of rapid wear and low cost	880	1834.000	0.000	0.000
Incomplete production	890	200.000	0.000	0.000
End products	900	0.000	0.000	0.000
Goods	910	110.000	0.000	0.000
Altogether	920	219514.000	0.000	0.000

From the row 920 column 3 of the Balance Balance-sheet value of the reserves:

Shown by net realizable value	(921)	219122.000
Passed for processing	(922)	82.000
pledged	(923)	0.000
Passed on commission	(924)	0.000
Assets on custody account 02	(925)	5767.000

*defined by item 28 of Standard of Accounting 9 "Reserves"

IX. Accounts receivable

Name of the exponent	Code of the row	Altogether year end	Including by period of maturity		
			up to 3 months	3 to 6 months	6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works, services	940	2301350.000	113905.000	16937.000	30713.000
Other current accounts receivable	950	15614.000	3724.000	344.000	578.000

Bad account receivable are written-off in the accounting period	(951)	176.000
From the row 940 and 950 column 3 The score with affiliated parties	(952)	0.000

X. Deficiencies and losses from deterioration of assets

Name of the exponent	Code of the row	Sum
1	2	3
Deficiencies and losses revealed and written-off for the year	960	232.000
Recognized as debt of guilty persons in the accounting year	970	0.000
Sum of deficiencies and losses, final decision as to the guilty persons.by which the year end is not made(off-balance account 072)	980	124.000

XI. Building contracts

Найменування показника		Сума
1	2	3
Income from building contracts for the accounting period	1110	0.000
Indebtedness for the end of accounting year: gross of the ordering customers	1120	0.000
Gross to the ordering customers	1130	0.000
From the advance money receives	1140	0.000
Sum of the delayed facilities year end	1150	0.000

Value of the works executed by the subcontractors upon unclosed building contracts	1160	0.000

XII. Income tax

Name of the exponent	Code of the row	Сума
1	**2**	**3**
Current income tax	1210	74512.000
Deferred tax assets: for the beginning of the accounting year	1220	131233.000
for the end of the accounting year	1225	131587.000
Deferred tax liabilities: for the beginning of the accounting year	1230	0.000
for the end of the accounting year	1235	0.000
Included into P&L Statement - total	1240	74158.000
Including: current income tax	1241	74512.000
Increase(decrease) of deferred tax assets	1242	-354.000
Increase(decrease) of deferred tax liabilities	1243	0.000
Shown as part of equity capital- total	1250	0.000
including: current income tax	1251	0.000
Increase(decrease) of deferred tax assets	1252	0.000
Increase(decrease) of deferred tax liabilities	1253	0.000

XIII. Disposal of amortization expenses

Name of the exponent	Code of the row	Sum
1	**2**	**3**
	1300	191641.000
Accrued per year- total	1310	126548.000
Including on: object construction	1311	12393.000
Purchase (production) and improvement of the fixed assets	1312	113925.000
Which are machines and equipment	1313	55160.000
purchase (creation) of the intangible assets	1314	230.000
Redemption of loans, received for capital investments	1315	0.000

	1316	0.000
	1317	0.000

Manager of Reorganization ________ D.M.Tevelyev
(signature)

Chief Accountant ________ A.M.Huschyn
(signature)

Seal: *OJSC Dniproenergo* Seal: "*Auditing firm* "Aval" LLC

Appendix 1 to Standard of Accounting 29 «*Financial* statements by segments»

			CODES		
Date (year, month, date)					01
Enterprise	**OJSC «Dniproenergo»**	USREO	00130872		
Territory		CSATS	2310136900		
Agency of state administration	**NJSC «ECU»**	SOG	06024		
Field	Power Engineering	GCBNE	11110		
Type of economic activity		CEA	40101		
Unit of measurement : thousand UAH		Control sum			

APPENDIX TO ANNUAL ACCOUNTING
"Segment Information"
2006

Form N 6 Code in SCAD 1801009

I. Indicators of the priority reportable ____________ segments
(business, geografic production segment, geographic sales)

Name of the indicator	Code of the line	Name of reportable segments												Retained items		Sum-total	
		Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
I.Revenues of the accounting segments: Revenues from operating activity of accounting segments	010	2727308	2044497	54056	35714	0	0	0	0	0	0	0	0	2380	911	2783744	2081122
consisting of: product sales proceeds (goods, works, service): from external customers	011	2727308	2044497	54056	35714									2380	911	2783744	2081122
from other accounting segments	012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other operating revenue	013															0	0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Financial income of accounting segments	020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
consisting of:																	

Income from ownership interest directly related to accounting segments	021															0	0
other financial income	022															0	0
Other income	030													13592	19961	13592	19961
Altogether of accounting segments revenue	040	2727308	2044497	54056	35714	0	0	0	0	0	0	0	0	15972	20872	2797336	2101083
Retained income	050	x	x	x	x	x	x	x	x	x	x	x	x	90462	96734	90462	96734
consisting of: Revenues from operating activity	051	x	x	x	x	x	x	x	x	x	x	x	x	90280	96536	90280	96536
Financial income	052	x	x	x	x	x	x	x	x	x	x	x	x	182	198	182	198
Unordinary income	053	x	x	x	x	x	x	x	x	x	x	x	x			0	0
Deduction of product sales proceeds (goods, works, service) to other reportable segments	060															0	0
Total income of enterprise (lines 040 + 050 - 060)	070													106434	117606	2887798	2197817
2. Accounting segments expense: Operating activity expenses	080													2866	887	2648242	1935671
consisting of: prime cost of distributed products (goods, works, services): to external customers	081													2866	887	2648242	1935671
to other accounting segments	082	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Administrative costs	090	31116	26574	995	907											32111	27481
Distribution expenses	100	11716	9625	375	328											12091	9953
Other operating expenses	110	84198	69536	2693	2373											86892	71909
Financial expenses of reportable segments	120	0	0	0	0	0	0	0	0	0	0	0	0	18033	9933	18033	9933
consisting of: Loss from ownership interest, directly related to accounting segment	121													176		176	0
Financial expenses of accounting segments	122													17857	9933	17857	9933
Other expenses	130													3655	24706	3655	24706
Total expenses of accounting segments	140	2699476	1985591	76994	58536	0	0	0	0	0	0	0	0	24554	35526	2801024	2079653

Retained expenditure	150	x	x	x	x	x	x	x	x	x	x	x	x	74158	93739	74158	93739
consisting of: administrative, distribution and other expenses of operating activity, not divided into accounting segments	151	x	x	x	x	x	x	x	x	x	x	x	x			0	0
financial expenses	152	x	x	x	x	x	x	x	x	x	x	x	x			0	0
Inordinary exepnditure	153	x	x	x	x	x	x	x	x	x	x	x	x			0	0
income tax	154	x	x	x	x	x	x	x	x	x	x	x	x	74158	93739	74158	93739

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Deduction of prime cost ofdistributed products (goods, works, services) to other accounting segments	160															0	0
Total expenses of the enterprise (lines 140 + 150 - 160)	170	2699476	1985591	76994	58536	0	0	0	0	0	0	0	0	98712	129265	2875182	2173392
3. Financial result of segment activity (lines 040 - 140)	180	27832	58906	-22822	-22822	0	0	0	0	0	0	0	0	-8582	-14654	-3688	21430
4. Financial result of enterpriseactivity (lines 070 - 170)	190	27832	58906	-22822	-22822	0	0	0	0	0	0	0	0	7722	-11659	12616	24425
5. Assets of accounting segments	200	1778975	2239005	149065	142121	0	0	0	0	0	0	0	0	1969	1759	1930009	2382885
Depreciable value of the fixed and intangible assets	201	1566266	1511237	50108	51573											1616374	1562810
Reserves	202	212709	221485	6805	7558											219514	229043
Accounts receivable	203		506283	92152	82990									1969	1759	94121	591032
	204															0	0
	205															0	0
Retained assets	220	x	x	x	x	x	x	x	x	x	x	x	x	258293	418061	258293	418061
consisting of: Finacial investments	221	x	x	x	x	x	x	x	x	x	x	x	x	5643	5850	5643	5850
Long-term accounts receivalbe and other	222	x	x	x	x	x	x	x	x	x	x	x	x	15901	19409	15901	19409
Accounts receivable by payments	223	x	x	x	x	x	x	x	x	x	x	x	x	26706	82130	26706	82130
Other capital assets, future spending	224	x	x	x	x	x	x	x	x	x	x	x	x	210043	310672	210043	310672

Total assets of enterprise	230	1778975	2239005	149065	142121	0	0	0	0	0	0	0	0	260262	419820	2188302	2800946
6. Liabilities of the accounting segments	240	1251822	1714038	40048	57864	0	0	0	0	0	0	0	0	0	0	1291870	1771903
consisting of: Short-term credits and liabilities	241	128943	53313	4125	1819											133071	55132
Long-term liabilities	242	219513	183830	7023	6273											226536	190130
Current liabilities by long bills	243	249589	294763	7985	9430											257574	304193
Accounts payable for goods, works, services	244	653774	1182133	20915	40342											674689	1222475
Retained liabilities	260	x	x	x	x	x	x	x	x	x	x	x	x	474765	682438	474765	682438
consisting of: Current indebtedness by settlements, income of future periods	261	x	x	x	x	x	x	x	x	x	x	x	x	275005	453826	275005	453826
Other current liabilities	262	x	x	x	x	x	x	x	x	x	x	x	x	3678	3099	3678	3099
Settlements with participants	263	x	x	x	x	x	x	x	x	x	x	x	x	161303	190734	161303	190734
	264	x	x	x	x	x	x	x	x	x	x	x	x	34779	34779	34779	34779
Liabilities of the enterprise altogether (lines 240 + 260)	270	1251822	1714039	40048	57864	0	0	0	0	0	0	0	0	474765	682438	1766635	2454341
7. Capital investments	280	122625	80562	3923	2749											126548	83311
8. Amortization of the capital assets	290	185700	187652	5941	6404											191641	194056

II. Indicators of auxiliary accounting segments

(business, geographic production, geographic sales)

Name of the indicator	Code of the line	Name of reportable segments												Retained items		Sum-total	
		Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Revenue from product sale (goods, works, services) to external customers	300	2727308	2044497	5197	3975	48859	31739							2380	911	2783744	2081122

Balance-sheet value of accounting segment assets	310	1726510	2048074	44552	105054	156978	227998							1969	1759	1930009	2382885
Capital investments	320	23989		35726	30597	66833	52714									126548	83311
	330															0	0
	340															0	0

III. Indicators of auxiliary reportable geographic ________ segments
(production, sales)

Name of the indicator	Code of the line	Name of reportable segments												Retained items		Sum-total	
		Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year	Reporting year	Previous year
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Revenue from product sale (goods, works, services) to external customers	350															0	0
Balance-sheet value of accounting segment assets	360															0	0
Capital investments	370															0	0
	380															0	0
	390															0	0

Manager of reorganization D.M.Tevelyev

Chief Accountant A.M.Huschyn

Attachment 5

		CODES		
Date (year, month, date)		2006	06	30
Enterprise OPEN JOINT-STOCK COMPANY "DNIPROENERGO	USREO	00130872		
Territory	CSATS	2310136900		
Form of ownership state	CFO	30		
Agency of state administration NJSC "ECU"	SOG	06024		
Field Power Engineering	GCBNE	11110		
Type of economic activity	CEA	40.10.1		
Unit of measurement: thousand UAH	Control Sum			

Address: 2 Hrebelna Street, Zaporizhia-96

BALANCE
30.06. 2006

Form №1 **Code in SCAD** 1801001

ASSET	Code of the row	For the beginning of the year	For the end of the accounting year
1	2	3	4
I. Capital assets			
Intangible assets:			
Depreciable value	010	2865.000	2662.000
Primary value	011	4541.000	4483.000
Amortization	012	1676.000	1821.000
Incomplete construction	020	110361.000	106906.000
Fixed assets: Depreciable value	030	1559688.000	1558530.000
Primary value	031	8077733.000	8170700.000
Amortization	032	6518045.000	6612170.00
Long-term financial investments: Accounted by the method of participation in other enterprise's capital	040	5752.000	5994.000
Other financial investments	045	114.000	114.000
Long-term receivables	050	49.000	49.000
Deferred tax assets	060	117907.000	117907.000
Goodwill	070	0.000	0.000
Other capital assets	075	0.000	0.000
Altogether by Section I	**080**	1796736.000	1792162.000
II. Current assets			
Reserves:			
Production reserves	100	229288.000	228435.000
Animals reared and fed	110	0.000	0.000
In-process inventory	120	37.000	85.000
End products	130	0.000	0.000
Goods	140	86.000	90.000
Bills of exchange received	150	51878.000	51878.000
Receivables for goods, works, services:: Net sales value	160	539193.000	437839.000
Primary cost	161	2763740.000	2662386.000
Provision for bad and doubtful debts	162	(2224547.000)	(2224547.00)
Receivables by payment:			
To the budget	170	272.000	1454.000

of advance money paid	180	34601.000	7476.000
From accrued revenue	190	0.000	0.000
From internal settlements	200	4.000	195.000
Other current receivables	210	21275.000	21120.000
Current financial investments	220	0.000	0.000
Cash assets and their equivalents: in national currency	230	47253.000	17176.000
in foreign currency	240	0.000	0.000
Other current assets	250	49644.000	40549.000
Altogether by Section II	**260**	973531.000	806297.000
III. Spending of future periods	**270**	1390.000	1968.000
Balance	**280**	2771657.000	2600427.000

LIABILITIES	Code of the row	For the beginning of the year	For the end of the accounting year
1	2	3	4
I. Equity capital			
Authorized capital	300	98100.000	98100.000
Share capital	310		
Additionally invested capital	320		
Other additional capital	330	2143889.000	2172824.000
Reserve capital	340	35791.000	
Retained profit (uncovered loss)	350	-1958429.000	-1937616.000
Unpaid capital	360		
Disposed capital	370		
Accumulated exchange premium	375		
Altogether by Section I	**380**	319351.000	333308.000
II. Supplying of future spending and payment			
Supply of payments to personnel	400		
Other supplies	410		
Insurance reserves	415		
Reinsurers' share in the insurance reserves	416		
Target financing	420		
Altogether by Section II	**430**	0.000	0.000
III. Long-term liabilities			
Long-term bank credits	440	79555.000	74583.000
Other long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470	110549.000	102676.000
Altogether by Section III	**480**	190104.000	177259.000
IV. Current liabilities			
Short-term bank credits	500	54000.000	109480.000
Current debt by long-term liability	510	210708.000	223553.000
Bills of exchange issued	520	93485.000	93485.000
Payables for goods, works, services	530	1217924.000	1125195.000
Current liabilities by payments:			
From advance money received	540	16967.000	1965.000
To the budget	550	380418.000	252403.000
Of off-budget payments	560	50754.000	50593.000

Of insurance	570	2879.000	2918.000
Of salaries	580	7133.000	7828.000
To participants	590	34779.000	34779.000
From internal settlements	600	9014.000	9371.000
Other current liabilities	610	181042.000	174600.000
Altogether by Section IV	**620**	2259103.000	2086170.000
V. Profits of future periods	**630**	3099.000	3690.000
Balance	**640**	2771657.000	2600427.000

Manager of Reorganization ____________ (signature) D.M.Tevelyev

Chief Accountant ____________ (signature) A.M.Huschyn

Seal: OJSC Dniproenergo Seal: "Auditing firm "Aval" LLC

Attachment 6

Appendix
to Regulations (Standard) of accounting 3

		CODES		
Date (year, month, date)		2006	06	30
Enterprise ***OPEN JOINT-STOCK COMPANY "DNIPROENERGO"***	USREO	00130872		
Territory	CSATS	2310136900		
Agency of state administration *NJSC "ECU"*	SOG	06024		
Field *Power Engineering*	GCBNE	11110		
Type of economic activity	CEA	40.10.1		
Unit of measurement: Thousand UAH	Control Sum			

P&L STATEMENT

First half of the year 2006

Form N2 Code in SCAD **1801003**

I. FINANCIAL RESULTS

Item	Code of the row	For accounting period	For preceding period
1	2	3	4
Income from distribution of products (goods, works, services)	010	1509665.000	1049652.000
Value added tax	015	(251609.000)	(174942.00)
Excise duty	020	(0.000)	(0.000)
	025	(0.000)	(0.000)
Other deductions from income	030	(0.000)	(0.000)
Net profit from distribution of products (goods, works, services)	035	1258046.000	874710.000
Prime cost of the distributed products (goods, works, services)	040	(1209520.00)	(836342.00)
Gross: Income	050	48526.000	38368.000
Loss	055	(0.000)	(0.000)
Other operating income	060	22830.000	12445.000
Administrative costs	070	(23547.000)	(19901.000)
Distribution expenses	080	(5953.000)	(5039.000)
Other operating costs	090	(29671.000)	(25845.000)
Financial results of operating activity: Income	100	12185.000	28.000
Loss	105	(0.000)	(0.000)
Income from equity interest	110	242.000	0.000
Other financial income	120	0.000	0.000
Other revenue	130	2705.000	11302.000
Financial expenses	140	(6584.000)	(2366.000)
Expenses on equity interest	150	(0.000	(11.000)

Other expenses	160	(2103.000)	(12683.000)
Financial results of usual activity before taxation: Income	170	6445.000	0.000
Loss	175	(0.000)	(3730.000)
Income tax on usual activity	180	22885.000	1788.000
Revenue from income tax on usual activity	185		
Financial results of usual activity: Income	190	0.000	0.000
Loss	195	(16440.000)	(5518.000)
Unordinary:			
Income	200	0.000	0.000
Loss	205	(0.000)	(0.000)
Unordinary income tax	210	0.000	0.000
Net: Income	220	0.000	0.000
Loss	225	(16440.000	(5518.000)

II OPERATING LOSS ELEMENTS

Name of the determinant	Code of the row	For accounting period	For preceding period
1	2	3	4
Tangible costs	230	992997.000	658461.000
Salary expenditure	240	78436.000	63113.000
Social contribution	250	28698.000	23857.000
Amortization	260	96262.000	97114.000
Other operating expenses	270	70909.000	43622.000
Altogether	280	1267302.000	886167.000

III. CALCULATION OF THE SHARES PROFITABILITY EXPONENTS

Name of the determinant	Code of the row	For accounting period	For preceding period
1	2	3	4
Annual average number of ordinary shares	300		
Corrected annual average number of ordinary shares	310		
Net income (loss) for one ordinary share	320		
Corrected net income (loss) for one ordinary share	330		
Dividends for one ordinary share	340		

Manager of Reorganization ____________ D.M.Tevelyev
(signature)

Chief Accountant ____________ A.M.Huschyn
(signature)

Seal: OJSC Dniproenergo Seal: "Auditing firm "Aval" LLC

Translation is performed by M.I.Tarnopolskaya

Signature is attested by Vice-President of ZCCI
D.T.Bikulov

File No. 82-4844

Attachment 7

		CODES		
Date (year, month, date)		2006	09	30
Enterprise *OPEN JOINT-STOCK COMPANY "DNIPROENERGO*	USREO	00130872		
Territory	CSATS	2310136900		
Form of ownership *state*	CFO	30		
Agency of state administration *NJSC "ECU"*	SOG	06024		
Field *Power Engineering*	GCBNE	11110		
Type of economic activity	CEA	40.10.1		
Unit of measurement: thousand UAH	Control Sum			

Address: 2 Hrebelna Street, Zaporizhia-96

BALANCE
30.09.2006

Form №1 **Code in SCAD** **1801001**

ASSET	Code of the row	For the beginning of the year	For the end of the accounting year
1	2	3	4
I. Capital assets			
Intangible assets:			
Depreciable value	010	2865.000	2569.000
Primary value	011	4541.000	4474.000
Amortization	012	1676.000	1905.000
Incomplete construction	020	110358.000	136952.000
Fixed assets: Depreciable value	030	1559688.000	1523787.000
Primary value	031	8077733.000	8180733.000
Amortization	032	6518045.000	6656946.00
Long-term financial investments: Accounted by the method of participation in other enterprise's capital	040	5752.000	5723.000
Other financial investments	045	114.000	114.000
Long-term receivables	050	44.000	260.000
Deferred tax assets	060	117907.000	117907.000
Goodwill	065		
Other capital assets	070		
Altogether by Section I	**080**	1796728.000	1787312.000
II. Current assets			
Reserves			
Production reserves	100	229291.000	243931.000
Animals reared and fed	110		
In-process inventory	120	37.000	43.000
End products	130		
Goods	140	86.000	115.000
Bills of exchange received	150	51878.000	51716.000
Receivables for goods, works, services:: Net sales value	160	539177.000	127281.000
Primary cost	161	2763724.000	2357141.000
Provision for bad and doubtful debts	162	2224547.000	2229860.00)
Receivables by payment:			
To the budget	170	272.000	147.000

of advance money paid	180	34601.000	16994.000
From accrued revenue	190		
From internal settlements	200	4.000	201.000
Other current receivables	210	19354.000	16447.000
Current financial investments	220		
Cash assets and their equivalents: in national currency	230	47253.000	41104.000
in foreign currency	240		
Other current assets	250	49640.000	26491.000
Altogether by Section II	**260**	971593.000	524470.000
III. Spending of future periods	**270**	1385.000	1533.000
Balance	**280**	2769706.000	2313315.000

LIABILITIES	**Code of the row**	**For the beginning of the year**	**For the end of the accounting year**
1	**2**	**3**	**4**
I. Equity capital			
Authorized capital	300	98100.000	98100.000
Share capital	310		
Additionally invested capital	320		
Other additional capital	330	2143889.000	2181544.000
Reserve capital	340	35791.000	
Retained profit (uncovered loss)	350	-1965667.000	-1929962.000
Unpaid capital	360		
Disposed capital	370		
Altogether by Section I	**380**	312113.000	349682.000
II. Supplying of future spending and payment			
Supply of payments to personnel	400		
Other supplies	410		
Insurance reserves	415		
Reinsurers' share in the insurance reserves	416		
Target financing	420		
Altogether by Section II	**430**	0.000	0.000
III. Long-term liabilities			
Long-term bank credits	440	79555.000	64583.000
Other long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470	110549.000	98740.000
Altogether by Section III	**480**	190104.000	173323.000
IV. Current liabilities			
Short-term bank credits	500	54000.000	149470.000
Current debt by long-term liability	510	210708.000	197082.000
Bills of exchange issued	520	93485.000	92906.000
Payables for goods, works, services	530	1222640.000	766609.000
Current liabilities by payments:			
From advance money received	540	16967.000	51697.000
To the budget	550	380406.000	274117.000
Of off-budget payments	560	50754.000	50098.000
Of insurance	570	2883.000	4063.000

Of salaries	580	7133.000	9939.000
To participants	590	34779.000	34779.000
From internal settlements	600	9014.000	156.000
Other current liabilities	610	181621.000	155710.000
Altogether by Section IV	**620**	2264390.000	1786626.000
V. Profits of future periods	**630**	3099.000	3684.000
Balance	**640**	2769706.000	2313315.000

Manager of Reorganization ____________ D.M.Tevelyev
(signature)

Chief Accountant ____________ A.M.Huschyn
(signature)

Seal: OJSC Dniproenergo

Seal: "Auditing firm "Aval" LLC

File No. 82-4844

Attachment 8

Appendix
to Regulations (Standard) of accounting 3

		CODES
Date (year, month, date)		
Enterprise ***OPEN JOINT-STOCK COMPANY "DNIPROENERGO"***	USREO	00130872
Territory	CSATS	2310136900
Agency of state administration *NJSC "ECU"*	SOG	06024
Field *Power Engineering*	GCBNE	11110
Type of economic activity	CEA	40.10.1
Unit of measurement: Thousand UAH	Control Sum	

P&L STATEMENT
nine months of 2006

Form N2 Code in SCAD **1801003**

I. FINANCIAL RESULTS

Item	Code of the row	For accounting period	For preceding period
1	2	3	4
Income from distribution of products (goods, works, services)	010	2300615.000	1590302.000
Value added tax	015	(383436.000)	(265050.00)
Excise duty	020	(0.000)	(0.000)
	025	(0.000)	(0.000)
Other deductions from income	030	(0.000)	(0.000)
Net profit from distribution of products (goods, works, services)	035	1917179.000	1325252
Prime cost of the distributed products (goods, works, services)	040	(1854040)	(1277204)
Gross: Income	050	63139.000	48048.000
Loss	055	(0.000)	(0.000)
Other operating income	060	81465.000	19890.000
Administrative costs	070	(36924.000)	(31801.000)
Distribution expenses	080	(8478)	(7346.000)
Other operating costs	090	(53007)	(38088.000)
Financial results of operating activity: Income	100	46195.000	0
Loss	105	(0.000)	(9297.000)
Income from equity interest	110	360.000	60.000
Other financial income	120	0.000	0.000
Other revenue	130	9520.000	13114.000
Financial expenses	140	(9659.000)	(3671.000)
Expenses on equity interest	150	(175.000)	(0.000)

Other expenses	160	(3345.000)	(15351)
Financial results of usual activity before taxation: Income	170	42896.000	0.000
Loss	175	(0.000)	(15145.000)
Income tax on usual activity	180	46295.000	55696.000
Revenue from income tax on usual activity	185		
Financial results of usual activity: Income	190	0.000	0.000
Loss	195	(3399.000	(70841.000)
Unordinary:			
Income	200	0.000	0.000
Loss	205	(0.000)	(0.000)
Unordinary income tax	210	0.000	0.000
Net: Income	220	0.000	0.000
Loss	225	(3399	(70841)

II OPERATING LOSS ELEMENTS

Name of the determinant	Code of the row	For accounting period	For preceding period
1	2	3	4
Tangible costs	230	1516602.000	1009793.000
Salary expenditure	240	129577.000	100318.000
Social contribution	250	47358.000	38429.000
Amortization	260	143947.000	144010.000
Other operating expenses	270	113240.000	60228.000
Altogether	280	1950724.000	1352778.000

III. CALCULATION OF THE SHARES PROFITABILITY EXPONENTS

Name of the determinant	Code of the row	For accounting period	For preceding period
1	2	3	4
Annual average number of ordinary shares	300		
Corrected annual average number of ordinary shares	310		
Net income (loss) for one ordinary share	320		
Corrected net income (loss) for one ordinary share	330		
Dividends for one ordinary share	340		

Manager of Reorganization ______ (signature) D.M.Tevelyev

Chief Accountant ______ (signature) A.M.Huschyn

Seal: OJSC Dniproenergo Seal: "Auditing firm "Aval" LLC

Translation is performed by M.I.Tarnopolskaya

Signature is attested by Vice-President of ZCCI D.T.Bikulo

File No. 82-4844

Attachment 11

		CODES	
Date (year, month, date)		2007 | 03 | 31	
Enterprise *OPEN JOINT-STOCK COMPANY "DNIPROENERGO*	USREO	00130872	
Territory	CSATS	2310136900	
Form of ownership *state*	CFO	31	
Agency of state administration *NJSC "ECU"*	SOG	06024	
Field *Power Engineering*	GCBNE	11110	
Type of economic activity	CEA	40.10.1	
Unit of measurement: thousand UAH	Control Sum		

Address: 2 Hrebelna Street, Zaporizhia-96

BALANCE
31.03. 2007

Form №1 **Code in SCAD** **1801001**

ASSET	Code of the row	For the beginning of the year	For the end of the accounting year
1	2	3	4
I. Capital assets			
Intangible assets:			
Depreciable value	010	2685.000	2685.000
Primary value	011	4676.000	4725.000
Amortization	012	1991.000	2105.000
Incomplete construction	020	515159.000	67054.000
Fixed assets: Depreciable value	030	1614537.000	1594177.000
Primary value	031	8317206.000	8343738.000
Amortization	032	6702669.000	6749561.00
Long-term financial investments: Accounted by the method of participation in other enterprise's capital	040	5529.000	5247.000
Other financial investments	045	114.000	114.000
Long-term receivables	050	287.000	251.000
Deferred tax assets	060	131587.000	131587.000
Goodwill	070		
Altogether by Section I	**080**	1806254.000	1801050.000
II. Current assets			
Reserves			
Production reserves	100	219228.000	289839.000
Animals reared and fed	110		
In-process inventory	120	200.000	40.000
End products	130		
Goods	140	110.000	130.000
Bills of exchange received	150	51228.000	
Receivables for goods, works, services:: Net sales value	160	42802.000	65318.000
Primary cost	161	2301259.000	2333760.000
Provision for bad and doubtful debts	162	2258457.000	2268442.00
Receivables by payment:			
To the budget	170	2924.000	5313.000
of advance money paid	180	9863.000	5083.000

From accrued revenue	190		
From internal settlements	200	66.000	86.000
Other current receivables	210	14715.000	10213.000
Current financial investments	220		
Cash assets and their equivalents: in national currency	230	13853.000	7634.000
in foreign currency	240		
Other current assets	250	25622.000	27853.000
Altogether by Section II	**260**	380611.000	411509.000
III. Spending of future periods	**270**	1298.000	896.000
Balance	**280**	2188163.000	2213455.000

LIABILITIES	Code of the row	For the beginning of the year	For the end of the accounting year
1	2	3	4
I. Equity capital			
Authorized capital	300	98100.000	98100.000
Share capital	310		
Additionally invested capital	320		
Other additional capital	330	2201908.000	2223150.000
Reserve capital	340		
Retained profit (uncovered loss)	350	-1878709.000	-1829066.000
Unpaid capital	360		
Disposed capital	370		
Accumulated exchange premium	375		
Altogether by Section I	**380**	421299.000	492184.000
II. Supplying of future spending and payment			
Supply of payments to personnel	400	13071.000	13543.000
Other supplies	410		
Insurance reserves	415		
Reinsurers' share in the insurance reserves	416		
Target financing	420		
Altogether by Section II	**430**	13071.000	13543.000
III. Long-term liabilities			
Long-term bank credits	440	69611.000	69611.000
Other long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470	156925.000	190707.000
Altogether by Section III	**480**	226536.000	260318.000
IV. Current liabilities			
Short-term bank credits	500	120000.000	117950.000
Current debt by long-term liability	510	164668.000	164668.000
Bills of exchange issued	520	93906.000	92906.000
Payables for goods, works, services	530	674926.000	670290.000
Current liabilities by payments:			
From advance money received	540	948.000	890.000
To the budget	550	210642.000	182867.000
Of off-budget payments	560	49639.000	
Of insurance	570	3972.000	4354.000

Of salaries	580	9841.000	10148.000
To participants	590	34779.000	34779.000
From internal settlements	600	63.000	99.000
Other current liabilities	610	161195.000	164787.000
Altogether by Section IV	**620**	1523579.000	1443738.000
V. Profits of future periods	**630**	3678.000	3672.000
Balance	**640**	2188163.000	2213455.000

Manager of Reorganization ____________ D.M.Tevelyev
(signature)

Chief Accountant ____________ A.M.Huschyn
(signature)

Seal: OJSC Dniproenergo Seal: "Auditing firm "Aval" LLC

Attachment 12

Appendix
to Regulations (Standard) of accounting 3

		CODES
Date (year, month, date)		
Enterprise *OPEN JOINT-STOCK COMPANY "DNIPROENERGO"*	USREO	00130872
Territory	CSATS	2310136900
Agency of state administration *NJSC "ECU"*	SOG	06024
Field *Power Engineering*	GCBNE	11110
Type of economic activity	CEA	40.10.1
Unit of measurement: Thousand UAH	Control Sum	

P&L STATEMENT

1st quarter of 2007

Form N2 Code in SCAD **1801003**

I. FINANCIAL RESULTS

Item	Code of the row	For accounting period	For preceding period
1	2	3	4
Income from distribution of products (goods, works, services)	010	957430.000	852240.000
Value added tax	015	159572.000	142040.00
Excise duty	020	(0.000)	(0.000)
	025	(0.000)	(0.000)
Other deductions from income	030	(0.000)	(0.000)
Net profit from distribution of products (goods, works, services)	035	797858.000	710200.000
Prime cost of the distributed products (goods, works, services)	040	691914	689027
Gross: Income	050	105944.000	21173.000
Loss	055	(0.000)	(0.000)
Other operating income	060	57853.000	6329.000
Administrative costs	070	9111.000	7032.000
Distribution expenses	080	3639.000	3221.000
Other operating costs	090	83719.000	27999.000
Financial results of operating activity: Income	100	67328.000	0
Loss	105	(0.000)	10750.000
Income from equity interest	110	0.000	146.000
Other financial income	120	0.000	0.000
Other revenue	130	1966.000	1347.000
Financial expenses	140	3988.000	2074.000
Expenses on equity interest	150	282.000	0.000

Other expenses	160	172.000	1533.000
Financial results of usual activity before taxation: Income	170	64852.000	0.000
Loss	175	(0.000)	(12864.000)
Income tax on usual activity	180	15300.000	0.000
Financial results of usual activity: Income	190	49552.000	0.000
Loss	195	(0.000	12864.000
Unordinary:			
Income	200	0.000	0.000
Loss	205	(0.000)	(0.000)
Unordinary income tax	210	0.000	0.000
Net: Income	220	49552.000	0.000
Loss	225	0.000	12864.000

II OPERATING LOSS ELEMENTS

Name of the determinant	Code of the row	For accounting period	For preceding period
1	2	3	4
Tangible costs	230	560845.000	573064.000
Salary expenditure	240	55485.000	38185.000
Social contribution	250	20485.000	14034.000
Amortization	260	47358.000	48552.000
Other operating expenses	270	104248.000	52603.000
Altogether	**280**	**788421.000**	**726438.000**

III. CALCULATION OF THE SHARES PROFITABILITY EXPONENTS

Name of the determinant	Code of the row	For accounting period	For preceding period
1	2	3	4
Annual average number of ordinary shares	300		
Corrected annual average number of ordinary shares	310		
Net income (loss) for one ordinary share	320		
Corrected net income (loss) for one ordinary share	330		
Dividends for one ordinary share	340		

Manager of Reorganization ________ (signature) D.M.Tevelyev

Chief Accountant ________ (signature) A.M.Huschyn

Seal: OJSC Dniproenergo Seal: "Auditing firm "Aval" LLC

Translation is performed by M.I.Tarnopolskaya

Signature is attested by Vice-President of ZCCI D.T.Bikulov

File No. 82-4844

Attachment 13

INFORMATION AGENCY
Private Firm

"Emissiya"

1 Voronez'ka, appt.279, Zaporizhia 69114,
Mailing address: Zaporizhia, 69114, POB No.3411
USREO 23796438, settlement account 26005071501 in JSCB "Metlaurg"

No. 5262

Dated to 15.05.2007

REFERENCE

Issued to
Open Joint-Stock Company ""Dniproenergo" (code USREO 00130872)

to certify that on 15.05.2007 an annual statement 2006 was announced by it on the site of information agency, private firm "Emissiya" pursuant to resolution of the State Commission for Securities and Stock Exchange dated to 03.06.2003

www.emission.zp.ua

Agreement between PF "Emissiya" and State Institution "Agency on the Ukrainian stock exchange infrastructure development" No.2007/IA-04 dated to 05.03.2007

Director of PF "Emissiya" O.V.Vasylenko

Attachment 14

INFORMATION ON OWNERSHIP OF THE ISSUER'S SHARES BY THE USA RESIDENTS

No.	Owners of shares, US residents	Par value (UAH)	Of total number of shares (%)	Circumstances when the securities were purchased
1	The Bank of New York	2824800,00	2,879512171	n/a
2	Limited Liability Company "Ecoservice Consult LLC"	8025,00	0,008180432	public subscription
3	CIBC OPPENHEIMER CORP.	3825,00	0,003899085	public subscription
4	Moltex Industries LLC, USA	100,00	0,000	n/a
	TOTAL	**2836750,00**	**2,89**	

Acting President of the Board N.V.Koreshkova

Seal: OJSC Financial company "Ukrnaftogas"

END